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08004648

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME East Japan Railway

*CURRENT ADDRESS


PROCESSED
SEP 03 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04990 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 9/2/08

(This is a translation, for information purpose only, of the original Business Report, attached materials to the Notice of the General Meeting of Shareholders, in the Japanese language dispatched to shareholders in Japan. Certain omissions and modifications have been made from the original Japanese version. The financial statements included in this Business Report have been prepared in accordance with the Business Corporation Law and related laws and regulations of Japan.)

(Attached Materials for the Notice of the 21st Ordinary General Meeting of Shareholders)

BUSINESS REPORT

For the fiscal year from April 1, 2007 through March 31, 2008

I. ITEMS CONCERNING STATUS OF THE GROUP

1. Business Progress and Results

(1) Overview

During this fiscal year, Japan's economy reached a plateau as a slowing U.S. economy and high crude oil prices weakened second-half corporate earnings, which counteracted a solid first-half performance driven by favorable exports. Amid these economic conditions, the Group worked to increase revenues by improving transportation services and developing life-style businesses centered on railway stations. At the same time, in operations exploiting Suica we actively extended the collaboration with companies outside the Group and improved services.

As a consequence, increases in the operating revenues of all business segments brought an increase of 1.7% in total operating revenues from the previous fiscal year, to ¥2,703.5 billion, and operating income expanded 4.0% from the previous fiscal year, to ¥445.1 billion. Ordinary income grew 12.2% from the previous fiscal year, to ¥336.5 billion, as a result of decrease in losses for redemption of bonds and other factors. Net income increased 7.8% from the previous fiscal year, to ¥189.6 billion.

(2) Summary of Operations by Business Segment

(a) Transportation Services

As for transportation services, in railway operations, we upgraded our facilities and replaced rolling stock in order to improve safety and stability. We also worked to increase revenue by utilizing railway networks and developed customer services by improving stations and other railway facilities.

On the safety measures side, we continued to strive to boost operational safety based on our "Safety Plan 2008". To prevent train accidents, we have continued to introduce ATS-P and ATS-Ps systems, which automatically stop trains in order to prevent collisions and excessive speed particularly on curved track sections, on conventional lines. We also promoted installation of obstacle detection devices and other measures to avoid accidents at railway crossings. After the accident on the Uetsu line in 2005, we continued to introduce windbreak fences and a gale warning system, and from January 2008 conducted operation control utilizing weather information on a trial basis. With respect to the accident on the Uetsu line, a train accident analysis report was published by the Aircraft and Railway Accidents Investigation Commission in April 2008. We solemnly accept the contents of the report and remain committed in our efforts to prevent any reoccurrence of such accidents in the future. With respect to countermeasures for earthquakes, we have continued to strengthen elevated railway tracks and to work on measures to minimize damage caused by derailment of the Shinkansen by, for example, improving rolling stock and ground equipment. As a result of the Niigata Chuetsu-oki Earthquake in July 2007, train operation was disabled on some conventional lines due to damage to ground equipment, but was wholly restarted in September 2007 after restoration work. With respect to the derailment of the Joetsu Shinkansen due to the Niigata Chuetsu Earthquake in 2004, a train accident analysis report was published by the Aircraft and Railway Accidents Investigation Commission in November 2007, and we also compiled an "Investigation Report on Derailment of the Joetsu Shinkansen" at a special committee which included outside experts. In response to the contents of these reports, we will strive to improve safety.

To enhance stable transportation, as measures to decrease the number of major transportation disruptions in the Tokyo metropolitan area, we began switching to more stable rolling stock on the Keihin-Tohoku and Negishi lines, following the Chuo line, and continued to upgrade rolling stock equipment for prevention of breakdowns. We have also continued to implement countermeasures to prevent accidents caused by rainfall in the Tokyo metropolitan area, and reexamined operation controls. After the transportation disruption caused by damage to an overhead cable on the Tohoku line in June 2007, we developed preventative measures including establishing alert signs to show parts needing attention. Moreover, in order to enhance communication systems during transportation disruptions and other occasions, the "Digital Train Radio System for Conventional Lines" was introduced on the Yamanote line in August 2007. This enables voice and various other data communication.

As for customer service, in order to enhance the provision of information to customers during transportation disruptions, we have established information displays in major stations in the Tokyo metropolitan area that show when trains are not running on schedule, introduced a system to broadcast announcements to customers in each station of the Musashino line directly from the Tokyo Control Operation Center, and started to provide operational information from other major railway operators connecting to the Yamanote line on the LED electronic signboards at ticket gates in major stations in the Tokyo metropolitan area. We also expanded the number of stations with "service managers" who provide flexible and fine-tuned customer services such as guidance in the station, and established general information counters at Shinagawa, Tachikawa and Yokohama stations to provide a wide range of information to various customers. Moreover, we enhanced our telephone center to improve lost property information services. We have also improved station accessibility for elderly and handicapped passengers by increasing the number of elevators and escalators at stations and encouraging employees to obtain service assistant qualifications.

With respect to Suica, we expanded the area of use in the Tokyo metropolitan area and Niigata area in March 2008, and launched new services regarding "Mobile Suica" such as the "Mobile Suica Limited Express Ticket" service enabling "ticketless" use of our Shinkansen services. In addition, we began mutual use for Suica and "TOICA" operated by Central Japan Railway Company and realized mutual use for IC tickets on conventional lines among three companies, including "ICOCA" operated by West Japan Railway Company. Approximately 24.15 million Suica cards had been issued as of the end of this fiscal year.

In sales and marketing, we promoted use of the Green Cars (first-class cars) on local train services and after Suica became interchangeable with IC cards in the Tokyo metropolitan area in March 2007, we worked to expand use of Suica and "Mobile Suica". We also implemented campaigns for each season targeting specific regional destinations, such as the "North Tohoku Destination Campaign", the "Sendai / Miyagi DC Pre Campaign", the "Gensen Gunma Syuyu Kiko" and other campaigns. We also strove to create tourist flows in regions through regional tourism development and sales of View packages. With respect to "Otona no Kyujitsu Club", which targets seniors and baby boomers, we launched "Otona no Kyujitsu Salon" in front of Kanda station in June 2007, reinforced the "Hobby Clubs", in which members participate in group activities, and promoted use of the "Otona no Kyujitsu Club Premier Members Service", which provides benefits according to the amount of use of the "Otona no Kyujitsu Club Card". We also promoted the sale of tickets via the Internet through the sale of "Yamabiko Tokudane", a discount package exclusive to the "Eki-Net" Internet seat reservation service and the launch of the "Mobile Suica Limited Express Ticket" service. To promote the use of trains by visitors from overseas, we actively sold "Suica &N'EX" combining a limited express ticket from Narita Airport to central Tokyo and Suica, and launched an Internet service allowing seat reservations from overseas in March 2008.

As for train services, a schedule revision mainly for the Shinkansen and Tokyo metropolitan area was implemented in March 2008. For the Shinkansen, we launched a "Hayate" service running from Sendai to Tokyo in the early morning hours, and increased the number of "Komachi" and "Asama" services running during peak hours. Journey time for "Yamabiko" services was reduced by improving signal equipment, and some trains that had not been running on Saturdays and holidays started to run every day. On conventional lines, two roundtrip services were added to the "Narita Express" departing from Shinagawa, and some of the "Super Azusa" limited express trains on the Chuo line started to stop at Tachikawa. On the Keiyo line, two services were added during peak morning commuting hours to reduce congestion, and the number of trains running on the Shonan-Shinjuku Line was also increased to improve convenience.

In research and development, we conducted research and development to prevent railway accidents caused by natural phenomena and to minimize damage, such as measures against Shinkansen derailments during earthquakes and strong winds. Utilizing the result of the test run of "FASTECH 360", a high-speed Shinkansen prototype train, we began pre-commercial production of trains that can operate at speeds of 320km/h. With respect to "NE Train (New Energy Train)" aimed at realizing a new environmentally-friendly power system, we applied the results of research and development to a diesel hybrid railcar "Kiha E200 Type", and conducted test runs of the world's first hybrid diesel/electric battery-powered railcars. In addition, we have conducted research and development on a system to provide operation information in a comprehensive manner and a system to provide information that can meet passengers' individual needs.

As for environmental protection measures, we continued using power-saving rolling stock and promoted the recycling of trash and waste generated in stations, trains, general rolling stock centers and other facilities. In July 2007, we started operation of the world's first diesel hybrid railcar "Kiha E200 Type" on the Koumi line. In recognition of the development and introduction of that railcar, as well as reduction of fuel consumption and reduction of nitrogen oxides and particulates, we were awarded the "Minister of the Environment Award on Global Warming Prevention Activities". We have also continued to promote the "Adatara Hometown Forestation Program" campaign as an environmental protection activity, to revitalize the forests by planting trees indigenous to the region and the "Railway Lines Forestation Program" at each branch office.

In bus operations, in a severe operating environment which included further surges in oil prices and high levels of competition with low-price bus tours, we have launched new routes, created new package products, taken on additional public bus operation services, and reduced unprofitable routes to strengthen our management base. We have also continued to work on safety measures, such as introduction of new models, equipment upgrades and enhancement of safety training for employees.

In monorail operations, in the service schedule revision in December 2007, we increased operation of the "Airport Express" nonstop service between Hamamatsucho and Haneda Airport Terminal 1, and publicized its convenience to increase use.

As a result, for railway operations, the number of passengers was 6.1 billion, up 3.0% from the previous fiscal year, and passenger kilometers were 130.5 billion, up 2.3% from the previous fiscal year. Operating revenues from transportation services increased by 1.8% from the previous fiscal year, to ¥1,916.6 billion due to increases in both commuter pass and non-commuter pass incomes in railway operations, and operating income grew 4.0% from the previous fiscal year, to ¥331.8 billion.

(b) Station Space Utilization Services

We continued to advance our Station Renaissance program, creating new railway stations befitting the 21st century. Specifically, we began operations at "Dila Haijima" (Tokyo), Phase I of "ecute Tachikawa" (Tokyo), "GranSta" (Tokyo), and Phase I and Phase II of "Dila Mitaka" (Tokyo). Also, we promoted business restructuring for "KIOSK" station stands such as creating effective store management systems, and increased the number of "NEWDAYS" convenience stores and remodeled and revitalized existing stores. Further, we developed and marketed "From AQUA" mineral water, which uses natural water from the Tanigawa mountain range and other products. We also promoted preparations for the opening of Phase II of "ecute Tachikawa" (Tokyo) in the fall of 2008.

As a result, the operating revenues from station space utilization services increased 1.5% from the previous fiscal year, to ¥420.5 billion. Operating income surged 9.2% from the previous fiscal year, to ¥36.2 billion.

(c) Shopping Centers and Office Buildings Services

In shopping center operations, we launched operations at "Beans Nishi-Kawaguchi" (Saitama) and "GranAge" (Tokyo) inside "Tokyo Station City". Further, we remodeled such shopping facilities as "atré Kameido" (Tokyo) and actively introduced major tenants with the ability to attract customers. Measures to promote low-cost operation and to strengthen sales capabilities and financial foundations in this business segment included reorganizing four shopping center management companies into two companies through a merger.

In office buildings operations, we moved forward with the development of "Tokyo Station City". Specifically, we began operations at the "Tokyo Station Conference" (Tokyo) inside Sapia Tower and began operations at "GranTokyo North Tower" Phase I and "GranTokyo South Tower" (Tokyo).

As a result of these initiatives and favorable performance by LUMINE Co., Ltd., operating revenues from the shopping centers and office buildings services increased 4.0% from the previous fiscal year, to ¥214.0 billion. Operating income rose 2.0% from the previous fiscal year, to ¥59.8 billion.

(d) Other Services

As for other services, in hotel operations, we launched operations at "Hotel Metropolitan Marunouchi" (Tokyo) inside Sapia Tower and continued to strengthen competitiveness by remodeling guest rooms and banquet halls and other measures. In advertising and publicity operations, we promoted sales of advertising within railcars such as the "Train Channel" introduced in new model rolling stock E233 on the Keihin-Tohoku and Negishi lines. In other services, we opened "RelaXE Inage" (Chiba) and remodeled "Jexer Fitness Club Oimachi" (Tokyo).

In the credit card business, we worked to increase the memberships of various types of View Card, such as the "Otona no Kyujitsu Club Zipangu Card" and the "Otona no Kyujitsu Club Middle Card". We also began issuing various types of affiliated credit cards with Yahoo Japan Corporation and Toyota Finance Corporation Co., Ltd., in March 2008. We also promoted an automatic charging service for Suica which automatically adds money to Suica cards when entering automatic ticket gates, and implemented campaigns for each service to promote use of various types of View Card. With respect to "VIEW ALTTE", an in-station ATM service, withdrawal services for The Bank of Yokohama, Ltd. and three other banks commenced, bringing the number of financial institutions available for withdrawal services to twelve.

Suica shopping services (electronic money) were made available for in-train sales on the Joetsu and Nagano Shinkansen from March 2008, in addition to stores in stations and station buildings. We continued aggressive efforts to develop affiliated stores, such as expanding the introduction of the services to AEON Group stores including "JUSCO" and "MINISTOP", and completing the introduction of the services to all "Family Mart" and "Three F" stores in the Tokyo metropolitan area. We also began mutual use of electronic money with "ICOCA". Through these efforts, there were approximately 44,200 Suica compatible stores as of the end of the fiscal year. In addition, in June 2007 we introduced a "Suica Point" service, which enables customers to accumulate points by shopping using Suica electronic money. Further, in February 2008 we began a service enabling the exchange of such points with other services including the "miles" of the "ANA Mileage Club" operated by All Nippon Airways Co., Ltd. and with the "WAON Point" service operated by AEON Co., Ltd. and AEON Bank, Ltd.

As a result, operating revenues from other services rose 2.9% from the previous fiscal year, to ¥541.7 billion. Operating income decreased 3.5% from the previous fiscal year, to ¥17.3 billion due to an increased allowance for the points system of credit card operations and other factors.

(e) Operating Revenues, etc. by Business Segment

Operating revenues, etc. by business segment of the Group for this fiscal year were as described below.

(Billions of yen)

	Transportation	Station Space Utilization	Shopping Centers & Office Buildings	Other Services	Total	Elimination and/or Corporate	Consolidated
Operating revenues							
Outside customers	1,857.7	404.0	205.3	236.4	2,703.5	-	2,703.5
Inside group	58.9	16.5	8.7	305.3	389.5	(389.5)	-
Total	1,916.6	420.5	214.0	541.7	3,093.0	(389.5)	2,703.5
Operating expenses	1,584.8	384.3	154.2	524.4	2,647.8	(389.4)	2,258.4
Operating income	331.8	36.2	59.8	17.3	445.2	(0)	445.1

(3) Challenges

We recognized that this fiscal year was a critical year to deliver substantial results since it was the third year of "New Frontier 2008", our four-year medium-term business plan, and we aimed to achieve numeric targets ahead of schedule. As we have come within view of achieving those targets as a result of favorable progress of various measures, on March 31, 2008 we announced a new management plan, the "JR East 2020 Vision — i do mu; challenge —" which has been implemented from April 2008.

We have placed prime importance on ensuring transport safety, and will strive to improve customer satisfaction through transport stability and high quality services. We will continue to make every effort to ensure that our customers feel peace of mind that goes beyond safety.

Going forward, we will strive to improve our business results by steadily implementing the "JR East 2020 Vision — i do mu; challenge —" in order to return more profits to our shareholders. At the same time, we will strive to contribute to various stakeholders through our business in accordance with our shareholders' expectations. We sincerely appreciate the continued understanding and support of all of our shareholders.

2. Capital Investment

We made capital investments with a focus on safe and stable transportation, establishment of competitive transportation network, promotion of "Station Renaissance", introduction of IT technology, reduction in maintenance cost and increase in profitability.

Total amount of capital investment during this fiscal year was ¥417.1 billion. Major investments are as described below:

(1) Major Construction Works Completed

(a) Transportation Services

- Constructions to prevent accidents from rainfall (elimination of operation suspension, improvement of regulatory speed) (the Tokaido and Yokosuka lines)
- Installation of the Automatic Train Stop system (ATS-P and ATS-Ps) (between Ome and Okutama on the Ome line, etc.)
- Construction to prepare for strong winds (installation of 4 windbreak fences)
- Installations of elevators and escalators (157 at Ogikubo and 54 other stations)
- Digitalization of ATC systems on the Tohoku Shinkansen (between Tokyo and Shin-Shirakawa on the Tohoku Shinkansen)
- Constructions to prepare for large-scale earthquakes (reinforcement of 960 pillars of the elevated railway tracks, etc.)
- New building of commuter train rolling stock for the Tokyo metropolitan area (593 cars)
- New building of rolling stock for the local lines (54 cars)

(b) Station Space Utilization Services

- Store development based on Station Renaissance program (Phase I of Tachikawa station, Tokyo station and Mitaka station, etc.)

(c) Shopping Centers and Office Buildings Services

- Tokyo station Yaesu area development (GranTokyo North Tower Phase I and GranTokyo South Tower)
- Construction of shopping centers (Beans Nishi-Kawaguchi, etc.)
- Renewal of shopping centers (atré Kameido, etc.)

(d) Other Services

- Construction of hotels (Hotel Metropolitan Marunouchi)

(2) Major Construction Works in Progress

(a) Transportation Services

- Constructions to prevent accidents from rainfall (elimination of operation suspension, improvement of regulatory speed) (the Chuo and Yokohama lines)
- Installation of the Automatic Train Stop system (ATS-P and ATS-Ps)
- Construction to prepare for strong winds
- Installations of elevators and escalators
- Digitalization of ATC systems on the Joetsu Shinkansen
- Digitalization of ATC systems on conventional lines (the Keihin-Tohoku line)
- Constructions to prepare for large-scale earthquakes
- Construction to decrease transportation disruptions in the Tokyo metropolitan area
- Preservation and restoration of Tokyo Station Building (Marunouchi side)
- New building of rolling stock for the Shinkansen

- New building of commuter train rolling stock for the Tokyo metropolitan area
- New building of rolling stock for the local lines

(b) Station Space Utilization Services
- Store development based on Station Renaissance program
(Phase II of Tachikawa station, Nippori station and Tabata station, etc.)

(c) Shopping Centers and Office Buildings Services
- Tokyo station Yaesu area development
(Phase II of GranTokyo North Tower, etc.)
- Construction of shopping centers (underneath north elevated railway tracks of Sendai station, etc.)
- Renewal of shopping centers (GRANDUO Kamata, Tsuchiura station building, etc.)

(d) Other Services
- Construction of hotels (HOTEL METS Tachikawa, HOTEL METS Komagome)
- Construction of sports facilities (Jexer Fitness Club Metropolitan Ikebukuro, Jexer Fitness Studio Kamata)

3. Fund Raising

We issued bonds and borrowed long-term loans principally from banks mainly to apply the funds for repayment of long-term liabilities, as detailed below.

	Amount	Details
Bonds	¥138.3 billion	Domestic straight bonds: ¥79.9 billion Euro bonds denominated in pound sterling: ¥58.3 billion
Long-term loans principally from banks	¥170.5 billion	
Total	¥308.8 billion	

4. Changes in Results of Operations and State of Assets

(Billions of yen, except per share amount)

	18th Fiscal Year (April 2004 to March 2005)	19th Fiscal Year (April 2005 to March 2006)	20th Fiscal Year (April 2006 to March 2007)	21st Fiscal Year (April 2007 to March 2008)
Operating revenues	2,537.4	2,592.3	2,657.3	2,703.5
Ordinary income	212.3	274.6	300.0	336.5
Net income	111.5	157.5	175.8	189.6
Earnings per share	27,868 yen	39,369 yen	44,007 yen	47,463 yen
Total assets	6,716.2	6,821.5	6,968.0	6,942.0
Net assets	1,183.5	1,357.3	1,513.1	1,622.0

(Note) With respect to net assets, from the 20th fiscal year ended March 31, 2007, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard No. 5) and "Guideline for Accounting Standard, etc. for Presentation of Net Assets in the Balance Sheet) (Accounting Standard Guideline No. 8) have been adopted.

5. **Major Businesses** (As of March 31, 2008)

The Group is engaged in four segments of services, (1) transportation, (2) station space utilization, (3) shopping centers and office buildings and (4) other services.

(1) Transportation Services

We are engaged in passenger transportation services with a focus on railway operations. Outline of the railway operations of the Company is as described below.

Branch Office	Number of Stations	Operating kilometers (Kilometers)		
		Conventional lines	Shinkansen lines	Total
Tokyo Branch Office	80	178.1	17.8	195.9
Yokohama Branch Office	108	327.9	-	327.9
Hachioji Branch Office	94	287.1	-	287.1
Omiya Branch Office	77	313.0	166.5	479.5
Takasaki Branch Office	89	367.8	165.5	533.3
Mito Branch Office	112	470.1	-	470.1
Chiba Branch Office	158	592.2	-	592.2
Sendai Branch Office	290	1,122.8	223.6	1,346.4
Morioka Branch Office	231	979.6	234.5	1,214.1
Akita Branch Office	142	635.1	-	635.1
Niigata Branch Office	190	772.0	168.0	940.0
Nagano Branch Office	132	428.2	77.0	505.2
Total	1,703	6,473.9	1,052.9	7,526.8

The number of rolling stock is 13,008 (11,670 electric railcars, 205 passenger railcars, 535 diesel railcars, 170 locomotives and 428 other rolling stock).

In relation to transportation services, we also operate bus services and monorail services.

(2) Station Space Utilization Services

We create commercial space in the stations, and develop retail stores, restaurants and convenience stores, etc.

(3) Shopping Centers and Office Buildings Services

We develop the stations and surrounding sites to operate shopping centers and lease office buildings, etc.

(4) Other Services

We conduct hotel business, advertising and publicity services and credit card business, etc.

6. **Main Business Offices, etc.** (As of March 31, 2008)

(1) The Company

Head Office: 2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo

Organizations affiliated to Head Office:
Research & Development Center of JR East Group (Saitama)
Overseas Offices (New York, Paris)
JR East General Education Center (Fukushima)
JR Tokyo General Hospital
JR East Health Promotion Center (Tokyo)

Branch Offices, etc.:
Tokyo Branch Office, Yokohama Branch Office
Hachioji Branch Office, Omiya Branch Office
Takasaki Branch Office, Mito Branch Office
Chiba Branch Office, Sendai Branch Office
Morioka Branch Office, Akita Branch Office
Niigata Branch Office, Nagano Branch Office
Shinkansen Transport Department (Tokyo)
Tokyo Construction Office
Tokyo Electrical Construction & System Integration Office
Tohoku Construction Office (Miyagi)
Joshinetsu Construction Office (Gunma)
Yamagata Branch, Fukushima Branch, Aomori Branch
Niitsu Rolling Stock Plant (Niigata)

(2) Subsidiaries

JR Bus Kanto Co., Ltd. (Tokyo)
Nippon Hotel Co., Ltd. (Tokyo)
JR East Retail Net Co., Ltd. (Tokyo)
Tokyo Monorail Co., Ltd. (Tokyo)
LUMINE Co., Ltd. (Tokyo)
JR Bus Tohoku Co., Ltd. (Miyagi)
Sendai Terminal Building Co., Ltd. (Miyagi)
The EKIBIRU Development Co. TOKYO (Tokyo)
JR East Urban Development Corporation (Tokyo)
Nippon Restaurant Enterprise Co., Ltd. (Tokyo)
East Japan Railway Trading Co., Ltd. (Tokyo)
JR East Japan Information Systems Company (Tokyo)
East Japan Marketing & Communications, Inc. (Tokyo)
East Japan Eco Access Co., Ltd. (Tokyo)
JR East Mechatronics Co., Ltd. (Tokyo)

JR East Facility Management Co., Ltd. (Tokyo)

(Note) As of July 1, 2007, East Japan Kiosk Co., Ltd. was renamed as JR East Retail Net Co., Ltd.

7. **Employees** (As of March 31, 2008)

Business segment	Number of employees	
Transportation services	53,511	(1,666)
Station space utilization services	5,123	(7,843)
Shopping centers and office buildings services	1,550	(763)
Other services	12,030	(10,482)
Total	72,214	(20,754)

(Notes)

1. Number of employees shows the number of persons at work (excluding those seconded to other companies and including those seconded from other companies for each of the Group companies). Number of temporary employees are shown in parentheses and is not included in the number of employees.

2. Number of temporary employees does not include dispatched employees and part-timers working for a short time.

3. Number of employees increased by 898 (temporary employees increased 1,516) compared to as of March 31, 2007.

8. **Principal Subsidiaries** (As of March 31, 2008)

(1) Principal Subsidiaries

Name of subsidiary	Stated capital (Millions of yen)	Ratio of voting rights held by the Company (%)	Main business
JR Bus Kanto Co., Ltd.	4,000	100.0	Passenger bus transport services
Nippon Hotel Co., Ltd.	4,000	100.0	Hotel operations
JR East Retail Net Co., Ltd.	3,855	100.0	Retail sales
Tokyo Monorail Co., Ltd.	3,000	70.0	Monorail transport services
LUMINE Co., Ltd.	2,375	91.8	Real estate leasing
JR Bus Tohoku Co., Ltd.	2,350	100.0	Passenger bus transport services
Sendai Terminal Building Co., Ltd.	1,800	99.5 (2.9)	Hotel operations
The EKIBIRU Development Co. TOKYO	1,630	90.2	Real estate leasing
JR East Urban Development Corporation	1,450	100.0	Real estate leasing
Nippon Restaurant Enterprise Co., Ltd.	730	91.3 (2.4)	Restaurant business and retail sales
East Japan Railway Trading Co., Ltd.	560	100.0	Wholesale
JR East Japan Information Systems Company	500	100.0	Information processing
East Japan Marketing & Communications, Inc.	250	100.0	Advertising and publicity
East Japan Eco Access Co., Ltd.	120	100.0	Cleaning services
JR East Mechatronics Co., Ltd.	100	100.0	Maintenance services
JR East Facility Management Co., Ltd.	50	100.0	Building maintenance

(Note)

Ratio of voting rights in parentheses represents shares held indirectly by the Company and is included in the "Ratio of voting rights held by the Company".

(2) Progress and Results of Group Activities During this Fiscal Year

Ratio of the Company's voting rights for The EKIBIRU Development Co. TOKYO has been changed due to its merger with Kichijoji Lonlon Co., Ltd.

As of March 31, 2008, the Company had 82 consolidated subsidiaries, including 16 principal subsidiaries described in (1) above, and two affiliated companies accounted for by the equity method. During this fiscal year, three companies (Kichijoji Lonlon Co., Ltd., Kamata Station Building Co., Ltd. and JR East Logistics Platform Co., Ltd.) were excluded from consolidation. There was no change to affiliated companies accounted for by the equity method during this fiscal year.

Consolidated operating revenues for this fiscal year amounted to ¥2,703.5 billion, an increase of 1.7% compared with the previous fiscal year. Consolidated net income for this fiscal year amounted to ¥189.6 billion, an increase of 7.8% compared with the previous fiscal year.

9. **Principal Lenders** (As of March 31, 2008)

Name of lender	Borrowings outstanding (Millions of yen)
Development Bank of Japan	135,913
Mizuho Corporate Bank, Ltd.	103,500
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	97,468
Sumitomo Mitsui Banking Corporation	79,796
Nippon Life Insurance Company	28,000
Mizuho Bank, Ltd.	26,381
Mitsubishi UFJ Trust and Banking Corporation	26,000
The Dai-Ichi Mutual Life Insurance Company	25,000

II. **ITEMS CONCERNING SHARES** (As of March 31, 2008)

1. Total number of shares authorized to be issued by the Company
   16,000,000 shares

2. Total number of issued shares
   4,000,000 shares

3. Total number of shareholders (including fractional shareholders)
   274,442 persons

4. Principal shareholders

Name of shareholder	Number of shares held
	(Shares)
The Master Trust Bank of Japan, Ltd. (as Trustee)	245,784.00
Japan Trustee Services Bank, Ltd. (as Trustee)	244,074.00
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	125,203.15
Sumitomo Mitsui Banking Corporation	105,303.15
Mizuho Corporate Bank, Ltd.	100,066.00
Mizuho Bank, Ltd.	100,061.56
The JR East Employees Shareholding Association	91,507.00
Nippon Life Insurance Company	80,155.60
State Street Bank and Trust Company 505103	76,486.00
The Dai-ichi Mutual Life Insurance Company	71,000.00

(Notes)

1. There is no shareholder holding more than 1/10 of the total number of issued shares (excluding the treasury stock) of the Company.

2. The Master Trust Bank of Japan, Ltd. and Japan Trustee Services Bank, Ltd. hold all shares as trustee.

Others

At a meeting of the Board of Directors held on April 28, 2008, it was resolved to split the common stock at a ratio of 100 shares for each share and to adopt the trading lot system with the trading lot being 100 shares as of the day immediately prior to the effective date of the Law Partially Amending the Law Concerning Transfer of Bonds, etc. and Other Laws for Rationalization of Settlements Related to Trading of Shares, etc. (Law No. 88 of 2004) (scheduled in January 2009), subject to the approval of the proposed amendment to the Articles of Incorporation at the 21st Ordinary General Meeting of Shareholders.

III. ITEMS CONCERNING DIRECTORS AND CORPORATE AUDITORS

1. Directors and Corporate Auditors (As of March 31, 2008)

Position and name		Duty or principal occupation and representation of other corporate entities
Chairman	Mutsutake Otsuka	Chairman of East Japan Railway Culture Foundation Corporate Auditor of Electric Power Development Co., Ltd.
Vice Chairman	Yoshio Ishida	Technology and Overseas Related Affairs
President and CEO (Representative Director)	Satoshi Seino	

Executive Vice President (Representative Director)	Nobuyuki Hashiguchi	Director General of Railway Operations Headquarters; In charge of Construction Department
Executive Vice President (Representative Director)	Nobuyuki Sasaki	Director General of Life-Style Business Development Headquarters Director of Hotel New Grand Co., Ltd.
Executive Vice President (Representative Director)	Tetsujiro Tani	Director General of Corporate Planning Headquarters Chairman of JR Group Health Insurance Society
Executive Director	Yoshiaki Arai	Deputy Director General of Life-Style Business Development Headquarters President and Representative Director of JR East Water Business Co., Ltd.
Executive Director	Tetsuro Tomita	Deputy Director General of Corporate Planning Headquarters; In charge of Personnel Department; In charge of Health & Welfare Department
Executive Director	Masaki Ogata	Director General of IT & Suica Business Development Headquarters; Deputy Director General of Railway Operations Headquarters; In charge of Transport Safety Department, Railway Operations Headquarters; In charge of Transport & Rolling Stock Department, Railway Operations Headquarters
Executive Director	Masahiko Ogura	Deputy Director General of Railway Operations Headquarters; In charge of Technology Planning Department, Corporate Planning Headquarters; In charge of Facilities Department, Railway Operations Headquarters; In charge of Electrical & Signal Network System Department, Railway Operations Headquarters; In charge of Research & Development Center of JR East Group
Executive Director	Kazuyuki Kogure	In charge of Public Relations Department; In charge of Finance Department; In charge of Legal Department; In charge of General Affairs Department
Executive Director	Yoichi Minami	Deputy Director General of Railway Operations Headquarters; In charge of Inquiry & Audit Department; In charge of Marketing Department, Railway Operations Headquarters; In charge of Customer Service Department, Railway

		Operations Headquarters
Executive Director	Hiroyuki Nakamura	General Manager of Tokyo Branch Office President and Representative Director of JR Tokyo Planning & Development Co., Ltd.
Director	Katsumi Asai	Deputy Director General of Life-Style Business Development Headquarters; General Manager of Life-Style Business Development Headquarters (Management Strategy)
Director	Tsugio Sekiji	General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters
Director	Toru Owada	General Manager of Management Planning Department, Corporate Planning Headquarters
Director	Seiichiro Oi	General Manager of Facilities Department, Railway Operations Headquarters Director of Totetsu Kogyo Co., Ltd.
Director	Yoshitaka Taura	General Manager of Sendai Branch Office
Director	Yuji Fukasawa	General Manager of Personnel Department; Director of JR East General Education Center
Director	Isao Iwasaki	Stationmaster of Tokyo Station, Tokyo Branch Office
Director	Yasuo Hayashi	General Manager of Construction Department
Director	Shigeru Tanabe	General Manager of Marketing Department, Railway Operations Headquarters
Director	Yuji Morimoto	General Manager of General Affairs Department
Director	Takeshi Inoo	
Director	Takeshi Sasaki	Professor of the Gakushuin University, Faculty of Law
Full-time Corporate Auditor	Toshiaki Omori	
Full-time Corporate Auditor	Jiro Bando	
Corporate Auditor	Kiyoshi Uetani	Attorney-at-law
Corporate Auditor	Tsutoo Matsumoto	Certified public accountant

Corporate Auditor Kiyomi Harayama

(Notes)

1. Mr. Takeshi Inoo and Mr. Takeshi Sasaki, Directors, are outside directors as prescribed in Article 2, Item 15 of the Business Corporation Law.

2. Mr. Toshiaki Omori and Mr. Jiro Bando, Full-time Corporate Auditors, and Mr. Kiyoshi Uetani and Mr. Tsutoo Matsumoto, Corporate Auditors, are outside corporate auditors as prescribed in Article 2, Item 16 of the Business Corporation Law.

3. Mr. Tsutoo Matsumoto, Corporate Auditor, is a certified public accountant and has appreciable knowledge of finance and accounting.

2. Amount of Remuneration, etc. to Directors and Corporate Auditors

Title	Number of Persons	Amount of Remuneration, etc.
Directors	25	¥951 million
Corporate Auditors	5	¥113 million
Total	30	¥1,065 million

(Notes)

1. Amount of remuneration, etc. includes the bonuses to Directors and Corporate Auditors to be resolved at the 21st Ordinary General Meeting of Shareholders (¥247 million in total: ¥223 million to Directors, ¥23 million to Corporate Auditors).

2. Amount of remuneration, etc. includes the remuneration, etc. to 6 outside Directors and outside Corporate Auditors (¥128 million).

3. Maximum amount of remuneration to Directors was resolved to be 77 million yen per month at the 6th Ordinary General Meeting of Shareholders held on June 29, 1993.

4. Maximum amount of remuneration to Corporate Auditors was resolved to be 11 million yen per month at the 17th Ordinary General Meeting of Shareholders held on June 23, 2004.

3. Outside Directors and Outside Corporate Auditors

(1) Important concurrent positions of outside directors and outside corporate auditors

Title	Name	Name of the Company	Concurrent Position
Outside Director	Takeshi Sasaki	ORIX Corporation	Outside Director
		TOSHIBA CORPORATION	Outside Director
Outside Corporate Auditor	Tsutoo Matsumoto	SHINAGAWA REFRACTORIES CO., LTD.	Outside Corporate Auditor
		Japan Securities Clearing Corporation	Outside Corporate Auditor
		MITSUBISHI PENCIL CO., LTD.	Outside Corporate Auditor

(2) Principal activities of outside directors and outside corporate auditors

Title	Name	Principal Activities
Outside Director	Takeshi Inoo	Attended all meetings of the Board of Directors during this fiscal year and spoke on the Company's management issues based on his wide experience as a top executive.
Outside Director	Takeshi Sasaki	Attended 13 meetings out of all 17 meetings of the Board of Directors during this fiscal year after appointment and spoke on the Company's management issues based on his wide experience as an expert.
Outside Corporate Auditor	Toshiaki Omori	Attended all meetings of the Board of Directors and the Board of Corporate Auditors during this fiscal year and spoke on the Company's management issues based on his wide experience in the government.
Outside Corporate Auditor	Jiro Bando	Attended all meetings of the Board of Directors and the Board of Corporate Auditors during this fiscal year and spoke on the Company's management issues based on his wide experience in the government.
Outside Corporate Auditor	Kiyoshi Uetani	Attended all meetings of the Board of Directors and the Board of Corporate Auditors during this fiscal year and spoke on the Company's management issues based on

		his wide experience as a judge and an attorney.
Outside Corporate Auditor	Tsutoo Matsumoto	Attended all meetings of the Board of Directors and the Board of Corporate Auditors during this fiscal year and spoke on the Company's management issues based on his wide experience as a certified public accountant.

IV. STATUS OF THE ACCOUNTING AUDITOR

1. Name of the Accounting Auditor

KPMG AZSA & Co.

2. Amount of Remuneration, etc. to the Accounting Auditor for this Fiscal Year

(1) Total amount to be paid by the Company as remuneration, etc. to the accounting auditor: ¥146 million

(2) Total amount of cash and other monetary benefits to be paid by the Company and subsidiaries: ¥639 million

(Note)

The amount in (1) above includes remuneration, etc. for audits conducted under the Securities and Exchange Law, since no classification is provided in the audit agreement between the Company and the accounting auditor with respect to remuneration, etc. for audits conducted under the Business Corporation Law and audits conducted under the Securities and Exchange Law, and it is practically impossible to classify either of them.

3. Description of Non-Accounting Services

The Company paid to the accounting auditor compensation for accountant's opinions provided with quarterly financial statements, advisory services for internal control regarding financial reporting, and preparation of comfort letters, which are outside the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Law.

4. Policy on Dismissal or Non-Reappointment of Accounting Auditors

In addition to the dismissal of an accounting auditor by the board of corporate auditors provided in Article 340 of the Business Corporation Law, the Company will, with the approval of or upon request from the board of corporate auditors, propose an agenda to dismiss or not to reappoint an accounting auditor to the general meeting of shareholders when it is deemed appropriate, such as when an accounting auditor does not fully perform its duties or its social credibility is significantly impaired.

V. SYSTEMS TO ENSURE THAT DIRECTORS PERFORM THEIR DUTIES IN ACCORDANCE WITH RELEVANT LAWS AND REGULATIONS AS WELL AS WITH THE ARTICLES OF INCORPORATION, AND OTHER INTERNAL CONTROL SYSTEMS

The Company has following systems to ensure that Directors perform their duties in accordance with relevant laws and regulations as well as with the Articles of Incorporation, and other internal control systems.

1. Systems to ensure that Directors and employees perform their duties in accordance with relevant laws and regulations as well as with the Articles of Incorporation

- To promote rigorous legal compliance and high corporate ethics standards, the Company and its consolidated subsidiaries (hereinafter Group companies) have drafted their Legal Compliance and Corporate Ethics Guidelines, which serve as corporate action guidelines for the JR East Group, and distributed handbooks that explain conduct standards in concrete terms to each corporate officer and employee.

- The Company's Legal Department and General Affairs Department handle overall control over horizontally integrated compliance matters throughout the Company.

- A unit has been established to provide compliance-related advice and receive whistle-blower reports and other reports related to compliance issues.

- With respect to internal audits, a supervision system has been established to ensure the appropriateness and efficiency of operational execution.

2. Preservation and administration systems for information related to Directors' performance of their duties

- Documents related to Directors' performance of their duties are appropriately preserved and administered in accordance with relevant laws and internal regulations. Directors and Corporate Auditors can view these documents whenever necessary.

3. Risk management rules and systems

- The Company has established a Transportation Operation Center that operates 24 hours a day and has the task of ensuring rapid and appropriate responses in the event of an accident or disaster in railway operations. The Company has also established specialized internal committees focused on maintaining safety and on improving reliability.

- With regard to the risk of a significant adverse influence on corporate operations due to such incidents as external offenses or internal scandals and legal violations in the Group companies, all of the Company's departments undertake risk management activities. In addition, the Company has established a Crisis Management Headquarters as well as crisis management-related internal regulations. In the event of a problem, the Company's crisis management system calls for top management to participate in the immediate establishment of a preliminary task force that rapidly takes such actions as those to gather relevant information and implement countermeasures.

4. Systems for promoting directors' efficient performance of duties

- To promote efficiency in the Company's operations, internal regulations have been established that allocate authority by clearly defining the authority and roles of each unit.

- To promote the "JR East 2020 Vision — i do mu; challenge —" medium-term management plan, which articulates common goals for the entire JR East Group, and to promote the efficient implementation of measures to attain the plan's objectives, action programs have been established for each organizational unit. Progress in action program implementation is periodically evaluated as a means of promoting the efficient implementation of strategic measures.

5. Systems for promoting operational propriety throughout the JR East Group

- The Group companies have drafted the Legal Compliance and Corporate Ethics Guidelines, which serve as corporate action guidelines with regard to legal compliance and corporate ethics, and distributed handbooks that explain conduct standards in concrete terms to each corporate officer and employee. In addition, an external compliance consultation and reporting unit has been established to serve the entire JR East Group.

- The Group companies have established risk management units as well as regulations and other provisions related to risk management. In the event of a problem, these regulations call for the immediate establishment of a preliminary task force that rapidly takes such actions as those to gather relevant information, report such information to the parent company when appropriate, and implement countermeasures.

- To promote operational propriety throughout the JR East Group, the Company participates in the management of Group companies by dispatching directors to those companies and by other means. In addition, the Company's Inquiry & Audit Department performs audits of Group companies at regular intervals.

6. Items related to employees who assist Corporate Auditors in the performance of their duties

- Specialized staff are assigned to the Corporate Auditors Office to assist Corporate Auditors in the performance of their duties. This is a system designed to increase the efficiency of audits and enable audits to be performed smoothly.

7. Independence from Directors of employees who assist Corporate Auditors in the performance of their duties

- The staff of the Corporate Auditors Office are to only follow instructions from the Corporate Auditors and are not subject to orders from Directors or other employees.

8. Systems for Directors and employees to report to Corporate Auditors and other systems for reports to Corporate Auditors

- For items that Board of Directors' regulations stipulate are to be decided by the Board of Directors, deliberation standards have been established, and these standards provide for appropriate deliberations to be conducted at Board of Directors meetings. The nature of important items other than those that regulations stipulate are to be decided by the Board of Directors may also be confirmed by Corporate Auditors at meetings of the Board of Directors and of the Executive Committee.

9. Other systems for promoting the effective performance of Corporate Auditors' audits

- The Corporate Auditors hold meetings at regular intervals with the President and the Accounting Auditor to exchange information and opinions.

(Note) In addition to the above, as a basic policy for internal control over financial reporting, it has been determined to maintain and operate a system necessary to ensure propriety of documents concerning financial calculation and other information, and to evaluate the status of maintenance and operation of such system every fiscal year according to the generally-accepted standards for the evaluation of internal control over financial reporting.

* * * * * * * *

All yen amounts given in this report are shown by rounding down any amounts less than the units shown.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2008)

	(Millions of yen)
Assets	
Current Assets:	
Cash and time deposits	¥82,267
Notes and accounts receivable - trade	248,059
Fares receivable	31,798
Short-term loans receivable	20,641
Securities	89
Real estate for sale	5,508
Inventories	35,003
Deferred income taxes	54,328
Other current assets	32,756
Allowance for doubtful accounts	(2,495)
Total current assets	507,958
Fixed Assets:	
Property, plant and equipment, net of accumulated depreciation	
Buildings and fixtures	2,963,402
Machinery, rolling stock and vehicles	638,261
Land	2,012,448
Construction in progress	176,956
Other property, plant and equipment	46,946
Total property, plant and equipment, net of accumulated depreciation	5,838,014
Intangible assets:	
Intangibles	131,231
Total intangible assets	131,231
Investments and other assets:	
Investment in securities	175,928
Long-term loans receivable	1,560
Long-term deferred income taxes	235,416
Other investment and other assets	53,215
Allowance for doubtful accounts	(1,435)
Total investment and other assets	464,685
Total fixed assets	6,433,931
Deferred Assets	113
Total Assets	¥6,942,002

Liabilities	(Millions of yen)
Current Liabilities:	
Notes and accounts payable – trade	¥48,287
Short-term loans and current portion of long-term loans	171,801
Current portion of bonds	100,000
Current portion of long-term liabilities incurred for purchase of railway facilities	139,698
Payables	337,699
Accrued consumption tax	4,616
Accrued income taxes	59,992
Fare deposits received with regard to railway connecting services	16,100
Prepaid railway fares received	89,400
Allowance for bonuses to employees	73,910
Other current liabilities	218,985
Total current liabilities	1,260,493
Long-term Liabilities:	
Bonds	1,244,404
Long-term loans	622,588
Long-term liabilities incurred for purchase of railway facilities	1,317,661
Long-term deferred tax liabilities	2,010
Employees' severance and retirement benefits	617,085
Other long-term liabilities	255,752
Total long-term liabilities	4,059,503
Total Liabilities	5,319,996
Net Assets	
Shareholders' Equity:	
Common stock	¥200,000
Capital surplus	96,728
Retained earnings	1,278,942
Treasury stock, at cost	(2,630)
Total Shareholders' Equity	1,573,039
Valuation and Translation Adjustments:	
Net unrealized holding gains on securities	24,372
Net deferred losses on derivatives under hedge accounting	(1,014)
Total Valuation and Translation Adjustments	23,358
Minority Interests	25,607
Total Net Assets	1,622,005
Total Liabilities and Total Net Assets	¥6,942,002

(Note) Amounts less than one million yen are omitted.

CONSOLIDATED STATEMENT OF INCOME

(Year ended March 31, 2008)

	(Millions of yen)
Operating revenues	¥2,703,563
Operating expenses:	
Transportation, other services and cost of sales	1,748,293
Selling, general and administrative expenses	510,110
Total operating expenses	2,258,403
Operating income	445,159
Non-operating income:	
Interest and dividend income	3,069
Equity in net income of affiliated companies	90
Other non-operating income	19,447
Total non-operating income	22,607
Non-operating expenses:	
Interest expense	126,047
Other non-operating expenses	5,145
Total non-operating expenses	131,193
Ordinary income	336,573
Extraordinary gains:	
Construction grants received	97,556
Other extraordinary gains	19,738
Total extraordinary gains	117,294
Extraordinary losses:	
Loss on reduction entry for construction grants	84,715
Other extraordinary losses	41,041
Total extraordinary losses	125,756
Income before income taxes	328,112
Income taxes-current	127,224
Income taxes-deferred	9,373
	136,598
Minority interests in net income of consolidated subsidiaries	1,841
Net income	¥189,672

(Note) Amounts less than one million yen are omitted.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
(Year ended March 31, 2008)

(Millions of yen)

	Shareholders' equity					Valuation and translation adjustments				
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gains (losses) on securities	Net deferred gains (losses) on derivatives under hedge accounting	Total valuations and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2007	¥200,000	¥96,721	¥1,127,234	¥(2,594)	¥1,421,360	¥66,968	¥224	¥67,192	¥24,551	¥1,513,104
Changes of items during this fiscal year										
Dividends			(37,970)		(37,970)					(37,970)
Net income			189,672		189,672					189,672
Increase due to addition of consolidated subsidiaries, and other			6		6					6
Acquisition of treasury stock				(51)	(51)					(51)
Disposal of treasury stock		6		15	22					22
Net changes of items other than shareholders' equity						(42,595)	(1,238)	(43,834)	1,056	(42,777)
Total changes of items during this fiscal year	-	6	151,708	(36)	151,679	(42,595)	(1,238)	(43,834)	1,056	108,901
Balance at March 31, 2008	¥200,000	¥96,728	¥1,278,942	¥(2,630)	¥1,573,039	¥24,372	¥(1,014)	¥23,358	¥25,607	¥1,622,005

(Note)

Amounts less than one million yen are omitted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I. NOTES ON BASIC MATTERS IN PREPARING CONSOLIDATED FINANCIAL STATEMENTS

1. Matters regarding the scope of consolidation

Among the subsidiaries, 82 companies including JR Bus Kanto Co., Ltd., Nippon Hotel Co., Ltd. and JR East Retail Net Co., Ltd. are consolidated.

Kichijoji Lonlon Co., Ltd. was merged with The EKIBIRU Development Co. TOKYO and dissolved, Kamata Station Building Co., Ltd. was merged with JR East Department Store Co., Ltd. and dissolved, and JR East Logistics Platform Co., Ltd. was merged with JR East Logistics Co., Ltd. and dissolved, all as of April 1, 2007.

Nippon Hotel Co., Ltd. merged non-consolidated subsidiaries Tokyo Station Hotel Co., Ltd., Hotel Edmont Co., Ltd., Hotel Metropolitan Co., Ltd. and METS HOTELS & RESTAURANTS INC.

Non-consolidated subsidiaries include NRE Daimasu Co., Ltd. and Yanrei Co., Ltd. Either of the total amount of the asset, sales, net income and loss, and retained earnings of the non-consolidated subsidiaries corresponding to the Company's equity is not significant compared to those of the Company and its consolidated subsidiaries, and will not affect reasonable judgment of the Group's financial condition or business results when such subsidiaries are excluded from consolidation.

2. Matters regarding application of the equity method

Among the affiliated companies, the equity method is applied to the investment to Central Security Patrols Co., Ltd. and JTB Corp.

With respect to the investment to non-consolidated subsidiaries and affiliated companies not using the equity method (including Yamagata JR Direct Express Holding Co., Ltd.), either of the total amount of the net income and loss and retained earnings of each company corresponding to the Company's equity is not significant compared to those of the Company and its consolidated subsidiaries and equity method affiliated companies, and will not affect the consolidated net income and loss or consolidated retained earnings, and therefore the equity method is not applied.

As for the equity method affiliated company which has a different fiscal year end date from the consolidated fiscal year end date, financial statements for this fiscal year of such company are used.

3. Matters regarding fiscal years of the consolidated subsidiaries

Among the consolidated subsidiaries, fiscal year end date of The Orangepage, Inc. is February 29. Financial statements as of that date are used to prepare the consolidated financial statements, with necessary adjustments regarding important transactions occurred between that date and the consolidated fiscal year end date.

Fiscal year end date of GALA Yuzawa Co., Ltd. is September 30, and its balance sheet and statement of income has been prepared based on the provisional settlement of account conducted as of the consolidated fiscal year end date.

4. Matters regarding accounting standards

(1) Basis and method of valuation of important assets

(a) Basis and method of valuation of securities

Held-to-maturity debt securities: amortized cost method
Available-for-sale securities:
- Securities with market value: market method based on fair market value as of the balance sheet date (Net unrealized gains or losses on these securities are reported as a separate item in net assets, and the cost of sales is determined mainly by the moving-average cost method.)
- Securities without market value: mainly by the moving-average cost method

(b) Basis and method of valuation of derivatives

Derivatives are valued according to market method.

(c) Basis and method of valuation of inventories

Real estate for sale: identified cost method (carrying amount in the balance sheet is calculated with consideration of write-downs due to decreased profitability of inventories)
Inventories for railway operations: moving-average cost method (carrying amount in the balance sheet is calculated with consideration of write-downs due to decreased profitability of inventories)
Merchandise inventories: mainly retail cost method or first-in first-out cost method (carrying amount in the balance sheet is calculated with consideration of write-downs due to decreased profitability of inventories)
Others: mainly last purchased cost method (carrying amount in the balance sheet is calculated with consideration of write-downs due to decreased profitability of inventories)

(2) Method of depreciation and amortization of important depreciable assets

(a) Property, plant and equipment

Property, plant and equipment are depreciated using the declining balance method; provided, however, that replacement assets included in structures of railway fixed assets are depreciated using the replacement method. Some of the property, plant and equipment of consolidated subsidiaries are depreciated using straight line method.

Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight line method.

Methods to determine number of years of useful life and residual value are the same method as stipulated in the Japanese Corporation Tax Law.

(Changes in the accounting methods)
Due to the amendment to the Japanese Corporation Tax Law, from this fiscal year, method of depreciation based on such law after amendment has been applied to the property, plant and equipment acquired on or after April 1, 2007. Due to this change, operating income, ordinary income and income before income taxes decreased by ¥3,382 million, respectively.

(Additional information)
Due to the amendment to the Japanese Corporation Tax Law, with respect to the assets acquired on or before March 31, 2007, differences between 5% of the acquisition cost and memorandum value are amortized for five years on a straight-line basis from the next fiscal year following the year when the carrying amount reached 5% of the acquisition cost by application of the method of depreciation before the amendment to the Japanese Corporation Tax Law, and are included in the depreciation amount.
As a result, operating income, ordinary income and income before income taxes decreased by ¥11,491 million, respectively, compared to the amount calculated using the previous method.

(b) Intangible assets

Intangible assets are amortized using the straight line method. Method to determine number of years of useful life is the same method as stipulated in the Japanese Corporation Tax Law.

Software designed for internal use is amortized using the straight line method based on internally expected useful life (five years).

(3) Accounting for deferred assets

Expenses for issuance of bonds: Charged to income when paid.
Development cost for three consolidated subsidiaries are amortized for five years on a straight-line basis.

(4) Accounting for allowances

(a) Allowance for doubtful accounts

For general receivables, allowance is provided based on past loan loss experience. For receivables from debtors in financial difficulty, allowance is provided for estimated unrecoverable amounts on an individual basis.

(b) Allowance for bonuses to employees

Allowance for bonuses to employees is provided based upon the expected amount to be paid.

(c) Employees' severance and retirement benefits

The Group accrues liabilities for severance and retirement benefits at the end of the balance sheet date in an amount calculated based on the actuarial present value of all severance and retirement benefits attributable to employee services rendered prior to the balance sheet date and the fair value of plan assets at that date.

Net transition obligation was charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of the consolidated balance sheet date was ¥97,636 million.

The unrecognized prior service costs are amortized by the straight-line method and charged to income over the number of years (mainly 10 years) which does not exceed the average remaining years of employment at the time when the prior service costs were incurred.

Actuarial gains and losses are recognized in expenses using the straight-line method over constant years (mainly 10 years) within the average of the estimated remaining service lives of employees at the time when the actuarial gains and losses are incurred in each period, commencing with the following consolidated fiscal year.

(5) Method of accounting for important lease transactions

Finance lease other than those which transfer ownership to lessees are accounted for in the same manner as operating leases.

(6) Method of accounting for important hedge transactions

Hedge transactions are based on deferral hedge accounting. Currency swap transactions and forward exchange contracts that fulfill the requirement of appropriation accounting are based on appropriation accounting, and interest swap transactions fulfilling special accounting are based on special accounting.

(7) Accounting for direct deduction from acquisition cost of fixed assets regarding construction grants

The Group receives construction grants from local public entities, etc., as a part of construction costs for elevation of rail line for serial overpasses and expansion of railway crossing in its railway operations.

These construction grants are recognized by directly deducting the amount equal to such construction grants from the acquisition cost of fixed assets at the time of completion of construction.

In the consolidated statement of income, construction grants are stated in extraordinary gains as "Construction grants received" including the amount received for condemnation, and the amount directly deducted from the acquisition cost of fixed assets are stated in extraordinary loss as "Loss on reduction entry for construction grants" including the reduction for condemnation.

The amount in "Construction grants received" excluding the amount received for condemnation was ¥63,193 million, and the amount in "Loss on reduction entry for construction grants" excluding the reduction for condemnation was ¥61,398 million.

(8) Accounting for consumption tax

Consumption tax is accounted for by exclusion from each corresponding transaction.

5. Matters regarding valuation of assets and liabilities of consolidated subsidiaries

All assets and liabilities of the consolidated subsidiaries are recorded based on the fair value at the time the Company acquired control of the respective subsidiaries.

6. Matters regarding amortization of goodwill and negative goodwill

Goodwill and negative goodwill are amortized over 5 years on a straight-line basis.

II. NOTES TO CONSOLIDATED BALANCE SHEET

1. Pledged assets

(1) According to the provision of Article 7 of the Supplementary Provisions of the Law to Amend Part of the Law concerning the Passenger Railway Companies and the Japan Freight Railway Company (Law No. 61 of 2001), the entire assets of the Company are pledged as general mortgage for the bonds of ¥459,900 million.
In addition, the entire assets of the Company are also pledged for original debts of the bonds in the amount of ¥170,000 million listed in "4. Contingent liabilities" below.

(2) Pledged assets are as follows:

Buildings and fixtures: ¥29,736 million
Others: ¥245 million
Total: ¥29,981 million

Liabilities corresponding to the above are as follows:
Long-term loans: ¥3,285 million
Others: ¥789 million
Total: ¥4,075 million

(3) Assets in foundation mortgage (railway foundation) are as follows:

Buildings and fixtures: ¥51,849 million
Others: ¥7,922 million
Total: ¥59,772 million

Liabilities corresponding to the above are as follows:
Long-term liabilities incurred for purchase of railway facilities:
¥10,339 million

2. Accumulated depreciation of property, plant and equipment
¥6,018,867 million

3. Accumulated amount of construction grants directly deducted from acquisition cost of fixed assets ¥682,083 million

4. Contingent liabilities

Original debt under the debt assumption agreements for the bonds issued by the Company: ¥170,000 million

III.. NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

1. Class and number of issued shares as of the end of this fiscal year

Common stock: 4,000,000 shares

2. Items concerning dividend payment during this fiscal year

(1) Amount of dividends paid

Resolution	Class of shares	Total amount of dividend (Million yen)	Dividend per share (yen)	Reference date	Effective date
Ordinary General Meeting of Shareholders held on June 22, 2007	Common stock	17,986	4,500	March 31, 2007	June 25, 2007
Meeting of Board of Directors held on	Common stock	19,984	5,000	September 30, 2007	December 4, 2007

October 30, 2007						

(2) Dividends having the reference date within this fiscal year and the effective date within the next fiscal year

Resolution (scheduled)	Class of shares	Total amount of dividend (Million yen)	Dividend resource	Dividend per share (yen)	Reference date	Effective date
Ordinary General Meeting of Shareholders to be held on June 24, 2008	Common stock	19,984	Retained earnings	5,000	March 31, 2008	June 25, 2008

IV. NOTES ON THE PER SHARE INFORMATION

Shareholders' equity per share ¥399,482.72
Earnings per share ¥47,463.57

V. NOTES ON THE SIGNIFICANT SUBSEQUENT EVENTS

1. Issuance of bonds
The Company issued the following bonds.

(1) Unsecured Straight Bonds, fifty-second issue, East Japan Railway Company
   (a) Issue date: April 22, 2008
   (b) Amount: ¥30,000 million
   (c) Issue price: 99.94% of the principal amount
   (d) Interest rate: 1.62% per annum
   (e) Maturity date: April 20, 2018
   (f) Use of proceeds: redemption of long-term debt, etc.

(2) Unsecured Straight Bonds, fifty-third issue, East Japan Railway Company
   (a) Issue date: April 22, 2008
   (b) Amount: ¥20,000 million
   (c) Issue price: 100.00% of the principal amount
   (d) Interest rate: 2.35% per annum
   (e) Maturity date: April 21, 2028
   (f) Use of proceeds: redemption of long-term debt, etc.

2. Stock Split and Adoption of the Trading Lot System

With enactment of the Law Partially Amending the Law Concerning Transfer of Bonds, etc. and Other Laws for Rationalization of Settlements Related to Trading of Shares, etc. (Law No. 88 of 2004, hereafter referred to as the Settlement Rationalization Law), which is scheduled to take effect in January 2009, a transition will be made to the stock transfer system (the electronic share certificate system).

In order to clear up the situation of fractional shares not covered by the stock transfer system, at a meeting of the Board of Directors held on April 28, 2008, it was resolved to split the common stock at a ratio of 100 shares for each share and to adopt the trading lot system to make the trading lot to be 100 shares as of the day immediately prior to the effective date of the Settlement Rationalization Law, subject to the approval of the proposed amendments to the Articles of Incorporation at the 21st Ordinary General Meeting of Shareholders to be held on June 24, 2008.

If the said stock split had been implemented at the beginning of the fiscal year, per share information for the fiscal year would be as follows.

Shareholders' equity per share:	¥3,994.83
Earnings per share:	¥474.64

Copy of Audit Report of the Accounting Auditor concerning Consolidated Financial Statements

(Translation Omitted)

Copy of Audit Report of the Board of Corporate Auditors concerning Consolidated Financial Statements

(Translation Omitted)

NON-CONSOLIDATED BALANCE SHEET

(As of March 31, 2008)

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥54,611
Fares receivable	31,653
Accounts receivable	211,933
Short-term loans receivable	60,915
Real estate for sale	3,577
Inventories	14,064
Prepaid expenses	4,862
Deferred income taxes	43,661
Other current assets	18,268
Allowance for doubtful accounts	(2,469)
Total current assets	441,080
Fixed Assets:	
Fixed assets for railway operations	4,482,791
Fixed assets for other operations	439,310
Fixed assets relating to both operations	307,789
Construction in progress	167,428
Investment and other assets:	
Investment in securities	136,327
Stocks of subsidiaries and affiliated companies	181,177
Long-term loans receivable	99,240
Long-term prepaid expenses	14,829
Long-term deferred income taxes	211,632
Other investment and other assets	15,044
Allowance for doubtful accounts	(589)
Total investment and other assets	657,664
Total fixed assets	6,054,984
Total Assets	¥6,496,064

Liabilities	*(Millions of yen)*
Current Liabilities:	
Short-term loans	¥148,500
Current portion of bonds	100,000
Current portion of long-term loans	132,589
Current portion of long-term liabilities incurred for purchase of railway facilities	139,003
Payables	347,802
Accrued expenses	28,487
Accrued consumption tax	1,965
Accrued income taxes	45,156
Fare deposits received with regard to railway connecting services	16,834
Deposits received	19,607
Prepaid railway fares received	88,970
Advances received	60,613
Allowance for bonuses to employees	62,170
Allowance for bonuses to directors and corporate auditors	247
Allowance for environmental conservation costs	6,589
Allowance for "thanks point" costs	2,428
Other current liabilities	15,897
Total current liabilities	1,216,862
Long-term Liabilities:	
Bonds	1,244,504
Long-term loans	617,583
Long-term liabilities incurred for purchase of railway facilities	1,308,018
Employees' severance and retirement benefits	583,007
Other long-term liabilities	88,050
Total long-term liabilities	3,841,164
Total Liabilities	¥5,058,026
Net Assets	
Shareholders' Equity:	
Common Stock	¥200,000
Capital Surplus:	
Additional paid-in capital	96,600
Other capital surplus	8
Total capital surplus	96,608
Retained Earnings:	
Legal reserve	22,173
Other retained earnings:	
Reserve for special depreciation	494
Reserve for deferred gain of fixed assets	45,943
General reserve	760,000
Retained earnings carried forward	293,068
Total other retained earnings	1,099,506
Total retained earnings	1,121,680
Treasury Stock, at Cost	(1,929)

Total Shareholders' Equity	1,416,359
Valuation and Translation Adjustments:	
Net unrealized holding gains on securities	21,991
Net deferred losses on hedges	(313)
Total Valuation and Translation Adjustments	21,678
Total Net Assets	1,438,037
Total Liabilities and Total Net Assets	¥6,496,064

(Note) Amounts less than one million yen are omitted.

NON-CONSOLIDATED STATEMENT OF INCOME

(Year ended March 31, 2008)

	(Millions of yen)
Railway operations:	
Operating revenues	¥1,908,990
Operating expenses	1,559,054
Operating income	349,935
Other operations:	
Operating revenues	70,860
Operating expenses	48,182
Operating income	22,677
Total operating income	372,613
Non-operating income:	
Interest and dividend income	4,631
Other non-operating income	17,544
Total non-operating income	22,175
Non-operating expenses:	
Interest expense	126,482
Other non-operating expenses	4,189
Total non-operating expenses	130,671
Ordinary income	264,117

	(Millions of yen)
Extraordinary gains:	
Construction grants received	97,079
Other extraordinary gains	15,325
Total extraordinary gains	112,404
Extraordinary losses:	
Loss on reduction entry for construction grants	84,255
Other extraordinary losses	19,874
Total extraordinary losses	104,130
Income before income taxes	272,391
Income taxes-current	100,934
Income taxes-deferred	8,283
	109,217
Net income	163,174

(Note) Amounts less than one million yen are omitted.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(Year ended March 31, 2008)

(Millions of yen)

	Shareholders' equity												Valuation and translation adjustments			
		Capital surplus			Retained earnings											
						Other retained earnings										
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for deferred gain of fixed assets	General reserve	Retained earnings carried forward	Total retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gains on securities	Net deferred losses on hedges	Total valuation and translation adjustments	Total net assets
Balance at March 31, 2007	¥200,000	¥96,600	¥1	¥96,601	¥22,173	-	¥38,887	¥660,000	¥275,415	¥996,476	¥(1,893)	¥1,291,185	¥62,983	¥(143)	¥62,840	¥1,354,026
Changes of items during this fiscal year																
Provision of reserve for special depreciation						494			(494)	-		-				-
Provision of reserve for deferred gain of fixed assets							8,505		(8,505)	-		-				-
Disposal of reserve for deferred gain of fixed assets							(1,449)		1,449	-		-				-
Provision of reserve for general reserve								100,000	(100,000)	-		-				-
Dividends									(37,970)	(37,970)		(37,970)				(37,970)
Net income									163,174	163,174		163,174				163,174
Acquisition of treasury stock											(51)	(51)				(51)
Disposal of treasury stock			6	6							15	22				22
Net changes of items other than shareholders' equity													(40,992)	(170)	(41,162)	(41,162)
Total changes of items during this fiscal year	-	-	6	6	-	494	7,055	100,000	17,652	125,203	(36)	125,174	(40,992)	(170)	(41,162)	84,011
Balance at March 31, 2008	¥200,000	¥96,600	¥8	¥96,608	¥22,173	¥494	¥45,943	¥760,000	¥293,068	¥1,121,680	¥(1,929)	¥1,416,359	¥21,991	¥(313)	¥21,678	¥1,438,037

(Note)

Amounts less than one million yen are omitted.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

I. NOTES ON ITEMS CONCERNING SIGNIFICANT ACCOUNTING POLICIES

1 Basis and method of valuation of securities

Held-to-maturity debt securities: amortized cost method
Equity securities issued by subsidiaries and affiliated companies:
moving-average cost method
Available-for-sale securities:
- Securities with market value: market method based on fair market value as of the balance sheet date (Valuation differences are reported as a separate item in net assets, and the cost of sales is determined by the moving-average cost method.)
- Securities without market value: moving-average cost method

2. Basis and method of valuation of derivatives

Derivatives are valued according to market method.

3. Basis and method of valuation of inventories

Real estate for sale:	identified cost method (carrying amount in the balance sheet is calculated with consideration of write-downs due to decreased profitability of inventories)
Inventories:	moving-average cost method (carrying amount in the balance sheet is calculated with consideration of write-downs due to decreased profitability of inventories)

4. Method of depreciation and amortization of fixed assets

(1) Property, plant and equipment

Property, plant and equipment are depreciated using the declining balance method; provided, however, that replacement assets included in structures of railway fixed assets are depreciated using the replacement method.

Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight line method. Methods to determine number of years of useful life and residual value are the same method as stipulated in the Japanese Corporation Tax Law.

(Change to the accounting method)
Due to the amendment to the Japanese Corporation Tax Law, from this fiscal year, method of depreciation based on such law after amendment has been applied to the property, plant and equipment acquired on or after April 1, 2007. Due to this change, operating income, ordinary income and income before income taxes decreased by ¥2,721 million, respectively.

(Additional information)

Due to the amendment to the Japanese Corporation Tax Law, with respect to the assets acquired on or before March 31, 2007, differences between 5% of the acquisition cost and memorandum value are amortized for five years on a straight-line basis from the next fiscal year following the year when the carrying amount reached 5% of the acquisition cost by application of the method of depreciation before the amendment to the Japanese Corporation Tax Law, and will be included in the depreciation amount.

As a result, operating income, ordinary income and income before income taxes decreased by ¥10,106 million, respectively, compared to the amount calculated using the previous method.

(2) Intangible assets

Intangible assets are amortized using the straight line method. Method to determine number of years of useful life is the same method as stipulated in the Japanese Corporation Tax Law.

Software designed for internal use is amortized using the straight line method based on internally expected useful life (five years).

5. Accounting for deferred assets

Expenses for issuance of bonds: Charged to income when paid.

6. Accounting for allowances

(1) Allowance for doubtful accounts

For general receivables, allowance is provided based on past loan loss experience. For receivables from debtors in financial difficulty, allowance is provided for estimated unrecoverable amounts on an individual basis.

(2) Allowance for bonuses to employees

Allowance for bonuses to employees is provided based upon the expected amount to be paid.

(3) Allowance for bonuses to directors and corporate auditors

Allowance for bonuses to directors and corporate auditors is provided based upon the expected amount to be paid.

(4) Employees' severance and retirement benefits

The Company accrues liabilities for severance and retirement benefits at the balance sheet date in an amount calculated based on the actuarial present value of all severance and retirement benefits attributable to employee services rendered prior to the balance sheet date.

Net transition obligation was charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of the balance sheet date was ¥96,656 million.

The unrecognized prior service costs are amortized by the straight-line method and charged to income over the number of years (10 years) which does not exceed the average remaining years of employment at the time when the prior service costs incurred.

Actuarial gains and losses are recognized in expenses using the straight-line method over constant years (10 years) within the average of the estimated remaining service lives of employees at the time when the actuarial gains and losses are incurred in each period, commencing with the following fiscal year.

(5) Allowance for environmental conservation costs

Allowance for the estimated amount for treatment of the buildings, etc. found to have used the spraying including asbestos that need to be eliminated in accordance with the Rules for Asbestos Disorder Prevention is provided.

In addition, allowance for radio transmission interference caused by Shinkansen facilities until the termination of analog broadcasting in line with the transition to digital terrestrial broadcasting due to amendments to the Radio Law is provided.

(6) Allowance for "thanks point" costs

Allowance for the estimated amount of costs relating to the usage of the "thanks point" (reward program) given to the members of View Card is provided based on the expected future exercise as of the end of fiscal year.

7. Method of accounting for lease transactions

Finance lease other than those which transfer to lessees are accounted for in the same manner as operating leases.

8. Method of accounting for hedge transactions

Hedge transactions are based on deferral hedge accounting. Currency swap transaction fulfilling the requirement of appropriation accounting is based on appropriation accounting, and interest swap transaction fulfilling special accounting is based on special accounting.

9. Accounting for direct deduction from acquisition cost of fixed assets regarding construction grants

The Company receives construction grants from local public entities, etc., as a part of construction costs for elevation of rail line for serial overpasses and expansion of railway crossing in its railway operations.

These construction grants are recognized by directly deducting the amount equal to such construction grants from the acquisition cost of fixed assets at the time of completion of construction.

In the statement of income, construction grants are stated in extraordinary gains as "Construction grants received" including the amount received for condemnation, and the amount directly deducted from the acquisition cost of fixed assets are stated in extraordinary loss as "Loss on reduction entry for construction grants" including the reduction for condemnation.

The amount in "Construction grants received" excluding the amount received for condemnation was ¥63,193 million, and the amount in "Loss on reduction entry for construction grants" excluding the reduction for condemnation was ¥61,398 million.

10. Accounting for consumption tax

Consumption tax is accounted for by exclusion from each corresponding transaction.

II. NOTES TO NON-CONSOLIDATED BALANCE SHEET

1. According to the provision of Article 7 of the Supplementary Provisions of the Law to Amend Part of the Law concerning the Passenger Railway Companies and the Japan Freight Railway Company (Law No. 61 of 2001), the entire assets of the Company are pledged as general mortgage for the bonds of ¥460,000 million.

In addition, the entire assets of the Company are also pledged for original debts of the bonds in the amount of ¥170,000 million listed in "5. Contingent liabilities" below.

2. Accumulated depreciation of property, plant and equipment

¥5,380,941 million

3. Fixed assets for business operation

Property, plant and equipment: ¥5,198,860 million

Land:	¥1,980,686 million	Buildings:	¥588,690 million
Structures:	¥2,026,846 million	Rolling stock:	¥403,945 million
Others:	¥198,691 million		

Intangible assets: ¥31,032 million

4. Accumulated amount of construction grants directly deducted from acquisition cost of fixed assets ¥682,083 million

5. Contingent liabilities

Original debt under the debt assumption agreements for the bonds issued by the Company: ¥170,000 million

6. Monetary receivables from and payables to subsidiaries and affiliated companies

Short-term monetary receivables from subsidiaries and affiliated companies
¥65,364 million
Long-term monetary receivables from subsidiaries and affiliated companies
¥99,149 million
Short-term monetary payables to subsidiaries and affiliated companies
¥231,515 million
Long-term monetary payables to subsidiaries and affiliated companies
¥1,824 million

III. NOTES TO NON-CONSOLIDATED STATEMENT OF INCOME

1. Operating revenues	¥1,979,851 million
2. Operating expenses	¥1,607,237 million
Transportation cost and sales cost	¥970,709 million
Selling, general and administrative expenses	¥302,184 million
Taxes	¥77,205 million
Depreciation cost	¥257,137 million

3. Transactions with subsidiaries and affiliated companies

Operating transactions	
Operating revenues	¥137,455 million
Operating expenses	¥339,871 million
Non-operating transactions	¥64,684 million

IV. NOTES TO NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

Class and number of treasury stock as of the end of this fiscal year

Common stock: 3,071.89 shares

V. NOTES ON THE TAX EFFECT ACCOUNTING

Principal factors of the deferred tax assets are employees' severance and retirement benefits and allowance for bonuses to employees, and principal factors of the deferred tax liabilities are reserve for deferred gain of fixed assets and net unrealized holding gains on securities.

VI. NOTES ON THE FIXED ASSETS USED BY LEASING

In addition to the fixed assets presented in the balance sheet, some of the machines and equipments are used under the finance lease agreements without transfer of ownership.

VII. NOTES ON THE PER SHARE INFORMATION

Net assets per share	¥359,785.78
Earnings per share	¥40,824.85

VIII. NOTES ON THE SIGNIFICANT SUBSEQUENT EVENTS

1. Issuance of bonds

The Company issued the following bonds.

(1) Unsecured Straight Bonds, fifty-second issue, East Japan Railway Company
- (a) Issue date: April 22, 2008
- (b) Amount: ¥30,000 million
- (c) Issue price: 99.94% of the principal amount
- (d) Interest rate: 1.62% per annum
- (e) Maturity date: April 20, 2018
- (f) Use of proceeds: redemption of long-term debt, etc.

(2) Unsecured Straight Bonds, fifty-third issue, East Japan Railway Company
- (a) Issue date: April 22, 2008
- (b) Amount: ¥20,000 million
- (c) Issue price: 100.00% of the principal amount
- (d) Interest rate: 2.35% per annum
- (e) Maturity date: April 21, 2028
- (f) Use of proceeds: redemption of long-term debt, etc.

2. Stock Split and Adoption of the Trading Lot System

With enactment of the Law Partially Amending the Law Concerning Transfer of Bonds, etc. and Other Laws for Rationalization of Settlements Related to Trading of Shares, etc. (Law No. 88 of 2004, hereafter referred to as the Settlement Rationalization Law), which is scheduled to take effect in January 2009, a transition will be made to the stock transfer system (the electronic share certificate system).

In order to clear up the situation of fractional shares not covered by the stock transfer system, at a meeting of the Board of Directors held on April 28, 2008, it was resolved to split the common stock at a ratio of 100 shares for each share and to adopt the trading lot system to make the trading lot to be 100 shares as of the day immediately prior to the effective date of the Settlement Rationalization Law, subject to the approval of the proposed amendments to the Articles of Incorporation at the 21st Ordinary General Meeting of Shareholders to be held on June 24, 2008.

If the said stock split had been implemented at the beginning of the fiscal year, per share information for the fiscal year would be as follows.

Net assets per share:	¥3,597.86
Earnings per share:	¥408.25

Copy of Audit Report of the Accounting Auditor concerning Non-Consolidated Financial Statements

(Translation Omitted)

Copy of Audit Report of the Board of Corporate Auditors concerning Business Report and Non-Consolidated Financial Statements

(Translation Omitted)

TRANSLATION

June 24, 2008

TO OUR SHAREHOLDERS

East Japan Railway Company
2-2, Yoyogi 2-chome
Shibuya-ku, Tokyo
Japan

Satoshi Seino
President and CEO

Notice of Resolutions at the 21st Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 21st Ordinary General Meeting of Shareholders held on the date hereof, reports were made and resolutions were adopted as described below.

Particulars

Matters reported:

1. Presentation of the Business Report, Consolidated Financial Statements for the 21st fiscal year from April 1, 2007 through March 31, 2008, and Audit Reports of the Accounting Auditor and the Board of Corporate Auditors for the Consolidated Financial Statements

   Contents of the above Business Report, Consolidated Financial Statements and results of audit were reported.

2. Presentation of the Non-Consolidated Financial Statements for the 21st fiscal year from April 1, 2007 through March 31, 2008

   Contents of the above Non-Consolidated Financial Statements were reported.

Matters resolved:

<Proposed by the Company (Agenda Items No. 1 to No. 4)>

Agenda Item No. 1: Proposal for appropriation of retained earnings

Approved as proposed. The year-end dividend shall be ¥5,000 per share. As for other appropriation of retained earnings, retained earnings carried forward shall be reduced by ¥110 billion and general reserve shall be increased by ¥110 billion.

Agenda Item No. 2: Partial amendment to the Articles of Incorporation

Approved as proposed.

Amendments to the Articles of Incorporation are for the purposes of enabling the Company to make a stock split and introducing the trading lot system. Effective date of these amendments shall be the effective date of stock split in accordance with the resolution adopted at the meeting of the Board of Directors held on April 28, 2008, which is the day immediately prior to the effective date of the Law Partially Amending the Law Concerning Transfer of Bonds, etc. and Other Laws for Rationalization of Settlements Related to Trading of Shares, etc. (Law No. 88 of 2004).

The amendments to the Articles of Incorporation include:

(1) The total number of shares authorized to be issued by the Company was changed from 16,000,000 shares to 1,600,000,000 shares.

(2) A provision providing that the number of shares constituting the trading lot shall be 100 shares was added.

(3) A provision for the rights concerning shares not constituting a trading unit was added. It was

also clarified that a shareholder may request for sale of shares not constituting a trading unit.

(4) It was clarified that a shareholder having voting rights as of the record date of March 31 each year shall be able to exercise the right at the ordinary general meeting of shareholders and that a shareholder may entrust his voting rights to the other shareholders having voting rights.

(5) Provisions concerning the transfer agent, fractional shares, holders of fractional shares and the register of fractional shares were deleted. Transitional measures concerning dividends to the former holders of fractional shares were provided in a supplementary provision.

Agenda Item No. 3: Election of twenty-five (25) Directors

As proposed, Messrs. Mutsutake Otsuka, Yoshio Ishida, Satoshi Seino, Tetsujiro Tani, Tetsuro Tomita, Masaki Ogata, Yoshiaki Arai, Yoichi Minami, Hiroyuki Nakamura, Tsugio Sekiji, Toru Owada, Seiichiro Oi, Yuji Fukasawa, Katsumi Asai, Yoshitaka Taura, Isao Iwasaki, Yasuo Hayashi, Shigeru Tanabe, Yuji Morimoto, Osamu Kawanobe, Naomichi Yagishita, Toshiro Ichinose, Masayuki Satomi, Takeshi Inoo and Takeshi Sasaki were elected as Directors and assumed their offices.

Agenda Item No. 4: Payment of bonuses to Directors and Corporate Auditors

As proposed, it was resolved to pay bonuses to 25 directors (including 2 outside Directors) and 5 Corporate Auditors in the amount of ¥247,043,000 (to non-outside Directors: ¥219,236,000; outside Directors: ¥4,689,000; Corporate Auditors: ¥23,118,000).

<Proposed by the Shareholders (Agenda Items No. 5 to No. 14)>

Agenda Item No. 5: Partial amendment to the Articles of Incorporation (1)

This proposal was rejected.

Agenda Item No. 6: Remedy of labor policies

This proposal was rejected.

Agenda Item No. 7: Partial amendment to the Articles of Incorporation (2)

This proposal was rejected.

Agenda Item No. 8: Partial amendment to the Articles of Incorporation (3)

This proposal was rejected.

Agenda Item No. 9: Partial amendment to the Articles of Incorporation (4)

This proposal was rejected.

Agenda Item No. 10: Dismissal of Directors

This proposal was rejected.

Agenda Item No. 11: Election of Directors

This proposal was rejected.

Agenda Item No. 12: Reduction of remunerations to Directors and Corporate Auditors

This proposal was rejected.

Agenda Item No. 13: Proposal for appropriation of retained earnings (1)

This proposal was rejected.

Agenda Item No. 14: Proposal for appropriation of retained earnings (2)

This proposal was rejected.

Additional Information

At the meeting of the Board of Directors held following the conclusion of the Ordinary General Meeting of Shareholders, following persons were elected as

Representative Director/Director with executive position and assumed their offices as follows:

Chairman and Director	Mutsutake Otsuka
Vice Chairman and Director	Yoshio Ishida
President and Representative Director	Satoshi Seino
Executive Vice President and Representative Director	Tetsujiro Tani
Executive Vice President and Representative Director	Tetsuro Tomita
Executive Vice President and Representative Director	Masaki Ogata
Executive Director	Yoshiaki Arai
Executive Director	Yoichi Minami
Executive Director	Hiroyuki Nakamura
Executive Director	Tsugio Sekiji
Executive Director	Toru Owada
Executive Director	Seiichiro Oi
Executive Director	Yuji Fukasawa

TRANSLATION

NOTICE OF THE 21ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD IN TOKYO, JAPAN ON JUNE 24, 2008

(This is a translation, for information purpose only, of the original Notice of the General Meeting of Shareholders in the Japanese language dispatched to shareholders in Japan. Certain omissions and modifications have been made from the original Japanese notice.)

EAST JAPAN RAILWAY COMPANY

TOKYO, JAPAN

June 4, 2008

TO OUR SHAREHOLDERS

East Japan Railway Company
2-2, Yoyogi 2-chome
Shibuya-ku, Tokyo
Japan

Satoshi Seino
President and CEO

Notice of Convocation of the 21st Ordinary General Meeting of Shareholders

This is to inform you that the Company's 21st Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN WRITING. IF YOU WISH TO DO SO, AFTER EXAMINING THE ATTACHED REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS, PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US NO LATER THAN 18:00P.M. ON MONDAY, JUNE 23, 2008.

Particulars

1. Date: At 10:00 a.m., on Tuesday, June 24, 2008

2. Place: Hotel New Otani (Main Tower)
4-1, Kioicho, Chiyoda-ku, Tokyo, Japan

* * * * * * * * * * *

1. If you attend the Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and surrender it to the receptionist at the place of the Meeting.

2. Any changes made to the Reference Materials, Business Reports, Financial Statements or Consolidated Financial Statements will be placed on the Company's website (http://www.jreast.co.jp/).

3. Purpose of Meeting:

Matters to be reported:

1. Presentation of the Business Report, Consolidated Financial Statements for the 21st fiscal year from April 1, 2007 through March 31, 2008, and Audit Reports of the Accounting Auditor and the Board of Corporate Auditors for the Consolidated Financial Statements

2. Presentation of the Non-Consolidated Financial Statements for the 21st fiscal year from April 1, 2007 through March 31, 2008

Matters to be resolved:

<Proposed by the Company (Agenda Items No. 1 to No. 4)>

Agenda Item No. 1: Proposal for appropriation of retained earnings

Agenda Item No. 2: Partial amendment to the Articles of Incorporation

Agenda Item No. 3: Election of twenty-five (25) Directors

Agenda Item No. 4: Payment of bonuses to Directors and Corporate Auditors

<Proposed by the Shareholders (Agenda Items No. 5 to No. 14)>

Agenda Item No. 5: Partial amendment to the Articles of Incorporation (1)

Agenda Item No. 6: Remedy of labor policies

Agenda Item No. 7: Partial amendment to the Articles of Incorporation (2)

Agenda Item No. 8: Partial amendment to the Articles of Incorporation (3)

Agenda Item No. 9: Partial amendment to the Articles of Incorporation (4)

Agenda Item No. 10: Dismissal of Directors

Agenda Item No. 11: Election of Directors

Agenda Item No. 12: Reduction of remunerations to Directors and Corporate Auditors

Agenda Item No. 13: Proposal for appropriation of retained earnings (1)

Agenda Item No. 14: Proposal for appropriation of retained earnings (2)

Contents and reasons for the above proposals by the shareholders (Agenda Items No. 5 to No. 14) are described in "Reference Materials for the General Meeting of Shareholders" below.

4. Other matters concerning convocation procedures

If you exercise voting rights in writing more than once, the voting in writing having the latest date will be deemed effective.

REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS

Agenda and Reference Materials

<Proposed by the Company (Agenda Items No. 1 to No. 4)>

Agenda Item No. 1: Proposal for appropriation of retained earnings

In determining the appropriation of earnings, we have been taking into consideration enhancement of retained earnings for the future development of our business, focusing on station and railway operations on a sound foundation, as well as stable return of profits to shareholders in the light of performance trends. We intend to increase the dividend in incremental steps, aiming at the consolidated dividend pay-out ratio of 30%. Based on such policy, we propose to appropriate retained earnings as described below.

An interim cash dividend of ¥5,000 per share was paid in December 2007. The year-end dividend for the 21st fiscal year is proposed to be ¥5,000 per share, adding ¥500 to the ordinary year-end dividend of ¥4,500 paid in June 2007.

1. Items concerning the year-end dividend
   (1) Type of the dividend
       Cash
   (2) Item and amount of allotment of dividend to shareholders
       Dividend per share of the Company's common stock: ¥5,000
       Total amount of dividend paid: ¥19,984,640,550
       Total annual dividend will be ¥10,000 per share including the interim dividend of ¥5,000.
   (3) Effective date of dividend
       June 25, 2008

2. Items concerning other appropriation of retained earnings
   (1) Item and amount of retained earnings to be reduced
       Retained earnings carried forward: ¥110 billion
   (2) Item and amount of retained earnings to be increased
       General reserve: ¥110 billion

Agenda Item No. 2: Partial amendment to the Articles of Incorporation

1. Reasons for Amendments

With enactment of the Law Partially Amending the Law Concerning Transfer of Bonds, etc. and Other Laws for Rationalization of Settlements Related to Trading of Shares, etc. (Law No. 88 of 2004, hereafter referred to as the Settlement Rationalization Law), which is scheduled to take effect in January 2009, a transition will be made to the stock transfer system (the electronic share certificate system). As it is necessary to clear up the situation of fractional shares, which will not be handled by the new stock transfer system, in order to make the transition from the fractional share system to the trading lot system while maintaining the rights of holders of fractional shares, amendments to the Articles of

Incorporation necessary for the stock split and the adoption of trading lot system are proposed. There will be no substantive change in shareholders' rights in conjunction with these amendments.

At a meeting of the Board of Directors held on April 28, 2008, it was resolved to split the common stock at a ratio of 100 shares for each share and to adopt the trading lot system to make the trading lot to be 100 shares as of the day immediately prior to the effective date of the Settlement Rationalization Law, subject to the approval of the proposed amendments to the Articles of Incorporation by the shareholders.

(1) In conjunction with the stock split, the total number of shares authorized to be issued by the Company will be changed from 16,000,000 shares to 1,600,000,000 shares, corresponding to the ratio of stock split.

(2) Trading lot system will be adopted simultaneously with the stock split, and the trading lot will be 100 shares.

(3) In conjunction with the adoption of the trading lot system, in order to maintain the rights of holders of fractional shares, the rights concerning shares not constituting a trading unit will be provided. Necessary amendments will be made to enable the request for sale of shares not constituting a trading unit, in the same way as a holder of fractional shares.

(4) In conjunction with the adoption of the trading lot system, necessary amendments will be made to clarify that a shareholder having voting rights as of the record date of March 31 each year shall be able to exercise the right at the ordinary general meeting of shareholders and that a shareholder may entrust his voting rights to the other shareholders having voting rights.

(5) In conjunction with the abolishment of the fractional share system, necessary amendments will be made to delete the provisions concerning the transfer agent, fractional shares, holders of fractional shares and the register of fractional shares. Transitional measures concerning dividends to the former holders of fractional shares will be provided in a supplementary provision.

(6) In accordance with the amendments described above, other relevant changes including renumbering of articles will be made.

(7) A supplementary provision will be added to provide that the effective date of these amendments to the Articles of Incorporation shall be the day immediately prior to the effective date of the Settlement Rationalization Law, which is also the effective date of stock split in accordance with the resolution adopted at the meeting of the Board of Directors held on April 28, 2008.

(2) Particulars of Amendments

The proposed amendment is as follows.

(Parts to be amended are underlined.)

Current Provisions	Proposed Amendments
CHAPTER II SHARES AND FRACTIONAL SHARES	CHAPTER II SHARES
Article 5. Total Number of Shares Authorized to be Issued The total number of shares authorized to be issued by the Company shall be 16,000,000.	Article 5. Total Number of Shares Authorized to be Issued The total number of shares authorized to be issued by the Company shall be 1,600,000,000.
Article 6. (text omitted)	Article 6. (same as present)
Article 7. (text omitted)	Article 7. (same as present)
(newly established)	Article 8. Shares Constituting a Trading Lot The number of shares constituting the Company's trading lot shall be 100 shares.
(newly established)	Article 9. Rights Concerning the Shares Not Constituting a Trading Lot A shareholder (which term shall hereinafter include beneficial owners) may not exercise the rights concerning the shares not constituting a trading lot other than the rights listed below: (1) Rights provided in each item of Article 189, Paragraph 2 of the Business Corporation Law; (2) Right to make a request pursuant to Article 166, Paragraph 1 of the Business Corporation Law; (3) Right to receive allotment of shares or stock acquisition rights corresponding to the number of shares held by the shareholder; and (4) Right to make a request provided in the following Article.
Article 8. Request for Sale of Fractional Shares A holder of fractional shares may request the Company to sell additional fractional shares which will make a full share when combined with the fractional shares already held by such holder.	Article 10. Request for Sale of Shares Not Constituting a Trading Lot A shareholder may request the Company to sell additional shares which will make a full trading lot when combined with the shares not constituting a trading lot already held by such shareholder.
Article 9. Share Handling Regulations The matters relating to the handling of shares and fractional shares and stock acquisition rights including the denomination of the	Article 11. Share Handling Regulations The matters relating to the handling of shares and stock acquisition rights including the denomination of the share certificates to be

Current Provisions	Proposed Amendments
share certificates to be issued by the Company, entries or recording to the shareholders register (which term shall hereinafter include the register of beneficial owners), entries or recording to the register of fractional shares, entries or recording to the register of lost shares, entries or recording to the register of stock acquisition rights, and purchase and sale of fractional shares, shall be governed by the Share Handling Regulations prescribed by the Board of Directors.	issued by the Company, entries or recording to the shareholders register (which term shall hereinafter include the register of beneficial owners), entries or recording to the register of lost shares, entries or recording to the register of stock acquisition rights, and purchase and sale of shares not constituting a trading lot, shall be governed by the Share Handling Regulations prescribed by the Board of Directors.
Article 10. Record Date 1. A shareholder (which term shall hereinafter include beneficial owners) registered or recorded in the shareholders register as of the close of the day on 31st March of each year shall be deemed a shareholder entitled to exercise his rights at the ordinary general meeting of shareholders held in respect of the fiscal year. 2. In addition to as provided in the preceding paragraph, upon resolution of the Board of Directors the Company may as necessary, by giving a prior public notice, set a record date as at which the shareholders or registered share pledgees listed or recorded in the shareholders register, or holders of fractional shares listed or recorded in the register of fractional shares shall be those who are entitled to exercise their rights.	Article 12. Record Date 1. A shareholder having voting rights registered or recorded in the shareholders register as of the close of the day on 31st March of each year shall be deemed a shareholder entitled to exercise his rights at the ordinary general meeting of shareholders held in respect of the fiscal year. 2. In addition to as provided in the preceding paragraph, upon resolution of the Board of Directors the Company may as necessary, by giving a prior public notice, set a record date as at which the shareholders or registered share pledgees listed or recorded in the shareholders register shall be those who are entitled to exercise their rights.
Article 11. (Custodian of Shareholders Register) 1. The Company shall have a Custodian of Shareholders Register. 2. The Custodian of Shareholders Register and its handling office shall be determined by resolution of the Board of Directors and public notice thereof shall be given. 3. The shareholders register, the register of lost shares and the register of stock acquisition rights of the Company shall be kept at the handling office of the Custodian of Shareholders Register, and the Company shall cause the Custodian of Shareholders Register to handle, but shall not itself handle, matters relating to the handling of shares and stock acquisition rights including entries or	Article 13. (Custodian of Shareholders Register) 1. The Company shall have a Custodian of Shareholders Register. 2. The Custodian of Shareholders Register and its handling office shall be determined by resolution of the Board of Directors and public notice thereof shall be given. 3. The shareholders register, the register of lost shares and the register of stock acquisition rights of the Company shall be kept at the handling office of the Custodian of Shareholders Register, and the Company shall cause the Custodian of Shareholders Register to handle, but shall not itself handle, matters relating to the handling of shares and stock acquisition rights including entries or

Current Provisions	Proposed Amendments
recording to the shareholders register, entries or recording to the register of lost shares, and entries or recording to the register of stock acquisition rights.	recording to the shareholders register, entries or recording to the register of lost shares, entries or recording to the register of stock acquisition rights, and purchase and sale of shares not constituting a trading lot.
Article 12. Transfer Agent 1. The Company shall have a Transfer Agent for its fractional shares. 2. The Transfer Agent and its handling office shall be determined by resolution of the Board of Directors and public notice thereof shall be given. 3. The register of fractional shares of the Company shall be kept at the handling office of the Transfer Agent, and the Company shall cause the Transfer Agent to handle, but shall not itself handle, matters relating to the handling of fractional shares including entries or recording to the register of fractional shares and purchase and sale of fractional shares.	(deleted)
Article 13 to Article 17 (text omitted)	Article 14 to Article 18 (same as present)
Article 18. Exercise of Voting Rights by Proxy 1. A shareholder of the Company or his standing proxy may entrust his voting rights to one (1) of the other shareholders of the Company; provided, however, that in case a shareholder is a juristic person, it may entrust its voting rights to one (1) of its employees. 2. A power of attorney shall be submitted to the Company in advance of each general meeting of shareholders at which a shareholder or his standing proxy wishes to entrust his voting rights.	Article 19. Exercise of Voting Rights by Proxy 1. A shareholder of the Company or his standing proxy may entrust his voting rights to one (1) of the other shareholders of the Company having voting rights; provided, however, that in case a shareholder is a juristic person, it may entrust its voting rights to one (1) of its employees. 2. A power of attorney shall be submitted to the Company in advance of each general meeting of shareholders at which a shareholder or his standing proxy wishes to entrust his voting rights.
Article 19 to Article 26 (text omitted)	Article 20 to Article 27 (same as present)
Article 27. Election of Corporate Auditors Paragraph 1 of Article 21 hereof shall apply *mutatis mutandis* to the Corporate Auditors.	Article 28. Election of Corporate Auditors Paragraph 1 of Article 22 hereof shall apply *mutatis mutandis* to the Corporate Auditors.
Article 28 to Article 34 (text omitted)	Article 29 to Article 35 (same as present)
Article 35. Year-end Dividends 1. Dividends of the Company's retained earnings (hereinafter "year-end dividends") shall be paid to the shareholders or the registered share pledgees listed or recorded in the shareholders register and the holders of fractional shares listed or recorded in the	Article 36. Year-end Dividends 1. Dividends of the Company's retained earnings (hereinafter "year-end dividends") shall be paid to the shareholders or the registered share pledgees listed or recorded in the shareholders register as of the close of the day on 31st March of each year.

Current Provisions	Proposed Amendments
register of fractional shares as of the close of the day on 31st March of each year. 2. In the case that year-end dividends are made in cash, if any of them is not collected within three (3) years from the date of commencement of payment thereof, the Company shall be exempt from its obligation to make such payment. 3. In the case that year-end dividends are made in cash, no interest shall accrue on unpaid dividends, even within the period mentioned in the preceding paragraph.	2. In the case that year-end dividends are made in cash, if any of them is not collected within three (3) years from the date of commencement of payment thereof, the Company shall be exempt from its obligation to make such payment. 3. In the case that year-end dividends are made in cash, no interest shall accrue on unpaid dividends, even within the period mentioned in the preceding paragraph.
Article 36. Interim Dividends 1. The Company, by resolution of the Board of Directors, may make distributions of retained earnings pursuant to Article 454, Paragraph 5 of the Business Corporation Law (hereinafter referred to as "interim dividends") to shareholders or the registered share pledgees listed or recorded in the shareholders register and the holders of fractional shares listed or recorded in the register of fractional shares as of the close of the day on 30th September of each year. 2. Paragraphs 2 and 3 of the preceding Article shall apply *mutatis mutandis* to interim dividends.	Article 37. Interim Dividends 1. The Company, by resolution of the Board of Directors, may make distributions of retained earnings pursuant to Article 454, Paragraph 5 of the Business Corporation Law (hereinafter referred to as "interim dividends") to shareholders or the registered share pledgees listed or recorded in the shareholders register as of the close of the day on 30th September of each year. 2. Paragraphs 2 and 3 of the preceding Article shall apply *mutatis mutandis* to interim dividends.
(newly established)	Supplementary Provisions Article 1. Effective Date Effective date of these amendments to the Articles of Incorporation shall be the effective date of stock split in accordance with the resolution adopted at the meeting of the Board of Directors held on April 28, 2008, which is the day immediately prior to the effective date of the Law Partially Amending the Law Concerning Transfer of Bonds, etc. and Other Laws for Rationalization of Settlements Related to Trading of Shares, etc. (Law No. 88 of 2004). Article 2. Transitional Measures Concerning Dividends to Holders of Fractional Shares Provisions of Article 36, Paragraph 2 and Paragraph 3 and Article 37, Paragraph 2 hereof shall apply *mutatis mutandis* to those who had been the holder of fractional shares

Current Provisions	Proposed Amendments
	prior to the effective date of these amendments to the Articles of Incorporation.

Agenda Item No. 3: Election of twenty-five (25) Directors

As the term of office of all twenty-five (25) Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders, it is proposed to elect twenty-five (25) Directors.

The candidates for Directors are as follows:

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
1	Mutsutake Otsuka (January 5, 1943)	April 1965 Entered Japanese National Railways December 1982 Assistant to Director of Accounting Office June 1985 Secretary of Office of President April 1987 Entered the Company, General Manager of Finance Department June 1990 Director and General Manager of Personnel Department June 1992 Executive Director and General Manager of Personnel Department January 1994 Executive Director June 1996 Executive Director and Deputy Director General of Corporate Planning Headquarters June 1997 Executive Vice President and Representative Director and Director General of Corporate Planning Headquarters June 2000 President and Representative Director April 2006 Chairman and Director (continuing to the present) *Representation of other corporate entity: Chairman of East Japan Railway Culture	73 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		Foundation	
2	Yoshio Ishida (May 24, 1943)	April 1967 Entered Japanese National Railways February 1987 Manager of Operation Division, South Tokyo Railways Management Office April 1987 Entered the Company, Manager of Transportation Department, Tokyo Operation Headquarters April 1988 Manager of Transport & Rolling Stock Division, Tokyo Operation Headquarters February 1989 General Manager of Transport Safety Department, Railway Operations Headquarters June 1991 General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters May 1992 General Manager of Takasaki Branch Office June 1992 Director and General Manager of Takasaki Branch Office June 1994 Director and General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters June 1995 Director and Deputy Director General of Railway Operations Headquarters and General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters June 1997 Executive Director and General Manager of Tokyo District Head Office June 2000 Executive Vice President and Representative Director and Director General of Railway Operations Headquarters June 2004	53 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		Vice Chairman and Director, Technology and Overseas Related Affairs (continuing to the present)	
3	Satoshi Seino (September 30, 1947)	April 1970 Entered Japanese National Railways November 1985 Manager of General Affairs Division, Sendai Railways Management Office April 1987 Entered the Company, Manager of General Affairs Division, Tohoku District Head Office March 1988 Manager of General Affairs Division, General Affairs Department June 1991 General Manager of General Affairs Department May 1992 General Manager of Finance Department January 1994 General Manager of Personnel Department June 1996 Director and General Manager of Personnel Department and Human Resources Development Department June 1997 Director and General Manager of Personnel Department June 2000 Executive Director June 2002 Executive Vice President and Representative Director and Director General of Corporate Planning Headquarters April 2006 President and Representative Director (continuing to the present)	68 shares
4	Tetsujiro Tani (August 7, 1949)	April 1972 Entered Japanese National Railways February 1986 Assistant Manager of Budget Section, Accounting Department April 1987 Entered the Company, Deputy General	30 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		Manager of Takasaki Operation Department March 1988 Manager of Planning Division, Marketing Department, Railway Operations Headquarters June 1991 Manager of General Affairs Division, Tokyo District Head Office June 1995 General Manager of Finance Department June 1998 General Manager of General Affairs Department June 2000 Director and General Manager of General Affairs Department June 2002 Executive Director and General Manager of General Affairs Department June 2003 Executive Director April 2006 Executive Vice President and Representative Director and Director General of Corporate Planning Headquarters (continuing to the present) *Representation of other corporate entity: President of JR GROUP Health Insurance Society	
5	Tetsuro Tomita (October 10, 1951)	April 1974 Entered Japanese National Railways December 1985 Senior Staff of Management Planning Office April 1987 Entered the Company, Manager of Personnel Section, General Affairs Division, Tokyo Operation Headquarters April 1988 Manager of Station Operation Division, Tokyo Operation Headquarters February 1989 Manager of Management Administration Department, Corporate Planning Headquarters	27 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		December 1994 Manager of Personnel Division, Personnel Department June 1998 General Manager of Life-Style Business Development Headquarters June 2000 Director and General Manager of Management Administration Department, Corporate Planning Headquarters June 2003 Executive Director and Deputy Director General of Corporate Planning Headquarters July 2004 Executive Director and Deputy Director General of Corporate Planning Headquarters and General Manager of IT Business Department, Corporate Planning Headquarters June 2005 Executive Director and Deputy Director General of Corporate Planning Headquarters; In charge of Personnel Department; In charge of Health & Welfare Department (continuing to the present)	
6	Masaki Ogata (February 16, 1952)	April 1974 Entered Japanese National Railways August 1986 Assistant Manager of Document Section, Office of President April 1987 Entered the Company, Manager of Management Division, Transport & Rolling Stock Department, Railway Operations Headquarters September 1990 Manager of Service Division , Marketing Department, Railway Operations Headquarters June 1991 Manager of Investment Planning Department, Corporate Planning Headquarters June 1994 Manager of Transport & Rolling Stock	27 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		Division, Tokyo District Head Office June 1996 Manager of Labor Division, Personnel Department June 1997 Manager of Planning Division, Transport & Rolling Stock Department, Railway Operations Headquarters June 1998 General Manager of Transport Safety Department, Railway Operations Headquarters June 2000 General Manager of Public Relations Department June 2002 Director and General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters June 2004 Executive Director and Deputy Director General of Railway Operations Headquarters June 2006 Executive Director and Director General of IT Business Development Headquarters and Deputy Director General of Railway Operations Headquarters July 2007 Executive Director and Director General of IT & Suica Business Development Headquarters and Deputy Director General of Railway Operations Headquarters; In charge of Transport Safety Department, Railway Operations Headquarters; In charge of Transport & Rolling Stock Department, Railway Operations Headquarters (continuing to the present)	
7	Yoshiaki Arai (September 1, 1946)	April 1966 Entered Japanese National Railways April 1987 Entered the Company October 1987 Deputy Manager of Personnel Section, General Affairs Division, Tokyo Operation Headquarters	28 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		December 1988 Deputy Manager of Personnel Section, Personnel Department December 1993 Deputy Manager of Personnel Section, Personnel Department October 1997 Manager of Business Management Division, Tokyo District Head Office June 2000 Director and General Manager of Life-Style Business Development Headquarters June 2002 Executive Director and Deputy Director General of Life-Style Business Development Headquarters (continuing to the present) *Representation of other company: President and Representative Director of JR East Water Business Co., Ltd.	
8	Yoichi Minami (June 23, 1950)	April 1974 Entered Japan Airlines Co., Ltd. June 1988 Manager of Sales Division, Marketing Department, Railway Operations Headquarter of the Company February 1989 Manager of Travel Business Division, Marketing Department, Railway Operations Headquarters September 1990 Manager of Travel Business Division, Tokyo District Head Office May 1992 Entered the Company, Manager of Travel Business Division, Tokyo District Head Office July 1994 Manager of Marketing Division, Tohoku District Head Office June 1997 General Manager of Credit Card Department June 2002 Director and General Manager of Marketing Department, Railway Operations	29 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		Headquarters June 2005 Director and General Manager of Credit Card Department July 2005 Director and Director General of IT Business Development Headquarters June 2006 Executive Director and Deputy Director General of Railway Operations Headquarters; In charge of Inquiry & Audit Department; In charge of Marketing Department, Railway Operations Headquarters; In charge of Customer Service Department, Railway Operations Headquarters (continuing to the present)	
9	Hiroyuki Nakamura (May 24, 1951)	April 1975 Entered Japanese National Railways February 1986 Assistant Manager of Budget Section, Accounting Department April 1987 Entered the Company, Personnel Department (dispatched to Japanese National Railways Settlement Corporation) March 1988 Manager of General Affairs Division, Niigata Branch Office April 1991 Manager of Office of Head Office Management, General Affairs Division, General Affairs Department November 1992 Manager of General Affairs Division, Tohoku District Head Office December 1995 Manager of Planning Division, Marketing Department, Railway Operations Headquarters June 1998 Life-Style Business Development Headquarters (dispatched to Joh-Shin-Etsu Highlands Development Co., Ltd.) November 1999 Life-Style Business Development Headquarters (dispatched to Gala Yuzawa	16 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		Co., Ltd.) June 2001 General Manager of Health & Welfare Department June 2003 Officer and General Manager of Niigata Branch Office June 2005 Director and General Manager of Tokyo Branch Office June 2007 Executive Director and General Manager of Tokyo Branch Office (continuing to the present) *Representation of other corporate entity: President and Representative Director of JR Tokyo Planning & Development Co., Ltd.	
10	Tsugio Sekiji (August 13, 1953)	April 1977 Entered Japanese National Railways February 1986 Assistant Manager of Document Section, Office of President April 1987 Entered the Company, Deputy Manager of Management Section, Transport Division, Tokyo Operation Headquarters August 1987 Manager of Management Section, Transport Division, Tokyo Operation Headquarters April 1988 Deputy Manager of Planning Division, Human Resources Development Department May 1990 Deputy Manager of Personnel Division, Personnel Department June 1991 Deputy Manager of Personnel Division, Personnel Department June 1993 Manager of General Affairs Division, Niigata Branch Office January 1997 Manager of Investment Planning Department, Corporate Planning	14 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		Headquarters June 2000 Manager of Personnel Department April 2003 Deputy General Manager of Personnel Department June 2003 General Manager of Life-Style Business Development Headquarters June 2004 Director and General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters (continuing to the present)	
11	Toru Owada (October 7, 1953)	April 1977 Entered Japanese National Railways March 1984 Senior Staff of Management Planning Office April 1987 Entered the Company, Senior Staff of Management Administration Department, Corporate Planning Headquarters February 1989 Manager of Marketing Development Division, Takasaki Branch Office June 1991 Manager of Management Administration Department, Corporate Planning Headquarters June 1995 Manager of Marketing Division, Tokyo District Head Office June 1998 Life-Style Business Development Headquarters (dispatched to East Japan Kiosk Co., Ltd.) June 2000 Manager of Management Administration Department, Corporate Planning Headquarters April 2003 Deputy General Manager of Management Administration Department, Corporate Planning Headquarters June 2003	28 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		General Manager of Finance Department June 2005 Director and General Manager of Management Administration Department, Corporate Planning Headquarters July 2005 Director and General Manager of Management Planning Department, Corporate Planning Headquarters (continuing to the present)	
12	Seiichiro Oi (January 9, 1950)	April 1975 Entered Japanese National Railways February 1986 Assistant Manager of Line Maintenance Section, Facility Department April 1987 Entered the Company, Deputy Manager of Line Maintenance Division, Facility Electricity Department, Railway Operations Headquarters June 1990 Deputy Manager of Line Maintenance Division, Facility Electricity Department, Railway Operations Headquarters February 1991 Manager of Technology Development Department, Corporate Planning Headquarters April 1991 Manager of Technical Center, Technology Development Promotion Department, Corporate Planning Headquarters June 1994 Manager of Public Relations Department June 1995 Manager of Engineering Division, Tohoku District Head Office June 1998 Facilities Department, Railway Operations Headquarters (dispatched to Totetsu Kogyo Co., Ltd.) June 2000 General Manager of Facilities Department, Railway Operations Headquarters June 2002 General Manager of Inquiry & Audit	15 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		Department June 2004 Officer and General Manager of Omiya Branch Office June 2006 Director and General Manager of Facilities Department, Railway Operations Headquarters (continuing to the present)	
13	Yuji Fukasawa (November 1, 1954)	April 1978 Entered Japanese National Railways February 1986 Assistant Manager of Employee Relations Section, Employee Relations Department March 1987 Assistant Manager of Secretary Section, Office of President April 1987 Entered the Company, Personnel Department April 1987 General Affairs Division, General Affairs Department, Japanese National Railways Settlement Corporation April 1990 Deputy Manager of General Affairs Division, General Affairs Department February 1991 Manager of Personnel Section, General Affairs Division, Tokyo District Head Office May 1993 Manager of General Affairs Division, Mito Branch Office December 1995 Manager of General Affairs Division, Tohoku District Head Office June 1998 Manager of Finance Division, Finance Department June 2001 Manager of Accounting and Budget Division, Finance Department April 2003 Deputy General Manager of Finance Department June 2003	8 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		General Manager of Investment Planning Department, Corporate Planning Headquarters June 2006 Director and General Manger of Personnel Department and Director of JR East General Education Center (continuing to the present)	
14	Katsumi Asai (October 28, 1953)	April 1977 Entered Japanese National Railways December 1986 Assistant Manager of Office of Incorporation of East Japan Railway Corporation April 1987 Entered the Company Senior Staff of Investment Planning Department, Corporate Planning Headquarters February 1989 Deputy Manager of Investment Planning Department, Corporate Planning Headquarters April 1990 Manager of General Affairs Division, Morioka Branch Office April 1993 Manager of Human Resources Development Department June 1994 Manager of Business Management Division, Tokyo District Head Office June 1995 Manager of General Affairs Division, Tokyo District Head Office June 1998 Manager of Management Administration Department, Corporate Planning Headquarters June 2000 Manager of General Affairs Department April 2003 Deputy General Manager of General Affairs Department June 2003 Director and General Manager of Personnel	23 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		Department, Director of JR East General Education Center June 2006 Director and Deputy Director General of Life-Style Business Development Headquarters and General Manager of Life-Style Business Development Headquarters (Management Strategy) (continuing to the present)	
15	Yoshitaka Taura (July 18, 1954)	April 1978 Entered Japanese National Railways February 1986 Manager of Personnel Section, General Affairs Division, Sendai Railways Management Office March 1987 Manager of Personnel Section, General Affairs Division, Morioka Railways Management Office April 1987 Entered the Company, Manager of General Affairs Section, Morioka Branch Office February 1988 Deputy Manager of Labor Division, Personnel Department August 1991 Manager of General Affairs Division, Akita Branch Office January 1995 Manager of Stock Division, General Affairs Department June 1997 Manager of Personnel Department June 2000 Manager of Investment Planning Department, Corporate Planning Headquarters April 2003 Deputy General Manager of Investment Planning Department, Corporate Planning Headquarters June 2003 General Manager of General Affairs Department June 2006 Director and General Manager of Sendai	14 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		Branch Office (continuing to the present)	
16	Isao Iwasaki (August 9, 1951)	April 1970 Entered Japanese National Railways April 1987 Entered the Company September 1990 Deputy Manager of Personnel Section, General Affairs Division, Tokyo District Head Office February 1994 Manager of Personnel Section, General Affairs Division, Tokyo District Head Office April 1998 Manager of Personnel Section, General Affairs Division, Hachioji Branch Office February 2000 Manager of Marketing Division, Hachioji Branch Office September 2002 Manager of Marketing Division, Tokyo Branch Office June 2004 Manager of General Affairs Division, Tokyo Branch Office June 2006 Director and Stationmaster of Tokyo Station, Tokyo Branch Office (continuing to the present)	6 shares
17	Yasuo Hayashi (July 10, 1952)	April 1975 Entered Japanese National Railways March 1985 Manager of Line Maintenance Section, Facility Division, Morioka Railways Management Office April 1987 Entered the Company, Manager of Ojiya Engineering Section, Shinanogawa Engineering Office March 1988 Manager of General Affairs Division, Shinanogawa Engineering Office April 1990 Deputy Manager of Management Division, Construction Department June 1990	13 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		Deputy Manager of Management Division, Construction Department March 1993 Manager of Training Division, Personnel Department June 1996 Manager of Management Division, Construction Department September 2000 General Manager of Investment Planning Department, Corporate Planning Headquarters November 2000 General Manager of Investment Planning Department, Corporate Planning Headquarters June 2003 Officer and General Manager of Hachioji Branch Office June 2006 Officer and General Manager of Construction Department June 2007 Director and General Manager of Construction Department (continuing to the present)	
18	Shigeru Tanabe (May 8, 1954)	April 1978 Entered Japanese National Railways July 1985 Manager of Personnel Section, General Affairs Division, Takasaki Railways Management Office April 1987 Entered the Company, Manager of Personnel Section, General Affairs Division, Tokyo Operation Headquarters March 1988 Manager of Personnel Section, General Affairs Division, Tokyo Operation Headquarters February 1991 Deputy Manager of Planning Division, Marketing Department, Railway Operations Headquarters April 1992 Deputy Manager of Planning Division,	6 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		Marketing Department, Railway Operations Headquarters May 1992 Deputy Manager of Personnel Division, Personnel Department June 1995 Manager of General Affairs Division, Chiba Branch Office June 1998 Manager of Marketing Department, Railway Operations Headquarters June 2001 Life-Style Business Development Headquarters (dispatched to East Japan Marketing & Communications, Inc.) June 2005 General Manager of IT Business Department, Corporate Planning Headquarters July 2005 General Manager of IT Business Department, IT Business Development Headquarters June 2007 Director and General Manager of Marketing Department, Railway Operations Headquarters (continuing to the present)	
19	Yuji Morimoto (December 14, 1954)	April 1979 Entered Japanese National Railways March 1986 Manager of Passenger Section, Marketing Division, Niigata Railways Management Office April 1987 Entered the Company, Deputy Manager of Sales Division, Marketing Department, Railway Operations Headquarters November 1987 Manager of Personnel Section, General Affairs Division, Tohoku District Head Office April 1991 Personnel Department (dispatched to Japanese National Railways Settlement Corporation)	3 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		January 1995 Manager of General Affairs Division, Akita Branch Office June 1998 Manager of General Affairs Division, Tokyo Branch Office June 2001 Manager of Marketing Department, Railway Operations Headquarters April 2003 Deputy General Manager of Marketing Department, Railway Operations Headquarters June 2003 Deputy General Manager of Personnel Department June 2006 General Manager of General Affairs Department June 2007 Director and General Manager of General Affairs Department (continuing to the present)	
20	Osamu Kawanobe (June 6, 1954)	April 1979 Entered Japanese National Railways February 1986 Senior Staff of Management Planning Office April 1987 Entered the Company, Senior Staff of Management Administration Department, Corporate Planning Headquarters March 1988 Deputy Manager of Public Relations Division, General Affairs Department March 1990 Manager of Personnel Section, General Affairs Division, Mito Branch Office April 1992 Deputy Manager of Maintenance Division, Transport & Rolling Stock Department, Railway Operations Headquarters June 1993 Deputy Manager of Management Division, Transport & Rolling Stock Department, Railway Operations Headquarters	1 share

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		February 1994 Deputy Manager of Management Division, Transport & Rolling Stock Department, Railway Operations Headquarters March 1996 General Manager of General Affairs Division, Morioka Branch Office June 1999 Manager of Management Administration Department, Corporate Planning Headquarters December 2000 Manager of Life-Style Business Development Headquarters June 2002 Manager of Transport Division, Transport & Rolling Stock Department, Railway Operations Headquarters April 2003 Deputy General Manager of Transport & Rolling Stock Department, Railway Operations Headquarters July 2005 General Manager of Public Relations Department (continuing to the present)	
21	Naomichi Yagishita (December 6, 1955)	April 1979 Entered Japanese National Railways March 1985 Manager of Ofuna Line Maintenance Section, South Tokyo Railways Management Office April 1987 Entered the Company, Manager of Ofuna Line Maintenance Section, Tokyo Operation Headquarters January 1988 Deputy Manager of Management Division, Facility Electricity Department, Railway Operations Headquarters April 1991 Manager of Personnel Section, General Affairs Division, Morioka Branch Office December 1993 Deputy Manager of Management Administration Department, Corporate Planning Headquarters	1 share

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		February 1996 Manager of Engineering Division, Niigata Branch Office June 1998 Facilities Department, Railway Operations Headquarters (dispatched to Kotsu Transport Construction & Engineering Corporation) August 2001 Manager of Railway Facilities Division, Facilities Department, Railway Operations Headquarters January 2003 Manager of Environmental Planning Division, Facilities Department, Railway Operations Headquarters April 2003 Deputy General Manager of Facilities Department, Railway Operations Headquarters June 2006 General Manager of Facilities Department, Railway Operations Headquarters June 2007 General Manager of Transport Safety Department, Railway Operations Headquarters (continuing to the present)	
22	Toshiro Ichinose (December 23, 1956)	April 1980 Entered Japanese National Railways October 1985 Assistant Manager of Management Section, Mutual Aid Office April 1987 Entered the Company, Personnel Department (dispatched to Japanese National Railways Settlement Corporation) February 1990 Deputy Manager of Management Administration Department, Corporate Planning Headquarters April 1993 Manager of Personnel Section, General Affairs Division, Tohoku District Head Office January 1995 Personnel Department (dispatched to	1 share

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		Japanese National Railways Settlement Corporation) June 1998 General Manger of General Affairs Division, Sendai Branch Office June 2001 Manager of Management Administration Department, Corporate Planning Headquarters April 2003 Deputy General Manager of Management Administration Department, Corporate Planning Headquarters June 2003 Deputy General Manager of General Affairs Department June 2006 Deputy General Manager of Personnel Department June 2007 General Manager of Personnel Department (continuing to the present)	
23	Masayuki Satomi (November 4, 1955)	April 1980 Entered Japanese National Railways February 1986 Manager of Personnel Section, General Affairs Division, Mito Railways Management Office April 1987 Entered the Company, Deputy Manager of Secretary Division, General Affairs Department March 1991 Deputy Manager of General Affairs Division, General Affairs Department February 1993 Manager of Personnel Section, General Affairs Division, Niigata Branch Office June 1995 Deputy Manager of Management Administration Department, Corporate Planning Headquarters October 1997 Manager of Management Administration Department, Corporate Planning Headquarters	1 share

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		September 1999 Manager of General Affairs Division, Yokohama Branch Office June 2003 Deputy General Manager of Management Administration Department, Corporate Planning Headquarters June 2006 Deputy General Manager of General Affairs Department June 2007 General Manager of General Affairs Department (continuing to the present)	
24	Takeshi Inoo (September 11, 1939)	April 1962 Entered Isuzu Motors Limited January 1990 Director January 1993 Executive Director June 1995 Senior Executive Director April 1998 Executive Vice President and Director June 1998 President and Representative Director December 2000 Vice Chairman and Director June 2001 Chairman and Director June 2002 Director of the Company (continuing to the present) June 2002 Senior Advisor of Isuzu Motors Limited	14 shares
25	Takeshi Sasaki (July 15, 1942)	April 1965 Teaching Assistant of the University of Tokyo, Faculty of Law April 1968 Associate Professor of the University of Tokyo, Faculty of Law November 1978 Professor of the University of Tokyo, Faculty of Law April 1991 Professor of the University of Tokyo, Graduate School of Law and Politics	2 shares

No. of Candidate	Name (Date of Birth)	Brief Personal Record, Position and Business in Charge (*Representation of other corporate entities, if any)	Number of the Company's shares owned by Candidate
		April 1998 Dean of the University of Tokyo, Graduate School of Law and Politics and the University of Tokyo, Faculty of Law April 2001 President of the University of Tokyo April 2005 Professor of the Gakushuin University, Faculty of Law (continuing to the present) June 2006 Director of the Company (continuing to the present)	

(Notes)

1. Mr. Mutsutake Otsuka is the Chairman of East Japan Railway Culture Foundation, to which the Company has been making donations. The Company also has a business relationship with such foundation concerning construction and operation of The Railway Museum and occupancy of office space.

2. Mr. Tetsujiro Tani is the President of JR GROUP Health Insurance Society, with which the Company has a business relationship concerning occupancy of office space.

3. There is no special relationship of interest between the Company and other candidates.

4. Mr. Takeshi Inoo and Mr. Takeshi Sasaki are candidates for outside directors provided in Article 2, Item 15 of the Business Corporation Law.

Mr. Takeshi Inoo is selected as a candidate for outside Director as he has an experience as a President and Representative Director of Isuzu Motors Limited and appropriate in terms of personality and insight.

Mr. Takeshi Sasaki is selected as a candidate for outside Director as he held important offices as Dean of the Faculty of Law and President of the University of Tokyo and appropriate in terms of personality and insight. Although he has not engaged in company management other than as an outside director, we believe that he can perform the duty as outside Director for these reasons.

5. Mr. Takeshi Inoo and Mr. Takeshi Sasaki are currently the Company's outside Directors, and will have been in such office for six years and two years, respectively, at the conclusion of this Ordinary General Meeting of Shareholders.

Agenda Item No. 4: Payment of bonuses to Directors and Corporate Auditors

We propose to pay bonuses to 25 Directors (including 2 outside Directors) and 5 Corporate Auditors who were in office at the end of this fiscal year, in the amount of ¥247,043,000 (to non-outside Directors: ¥219,236,000; outside Directors: ¥4,689,000; Corporate Auditors: ¥23,118,000) taking into account the business results for this fiscal year.

<Proposed by the Shareholders (Agenda Items No. 5 to No. 14)>

The shareholders proposed Agenda Items No. 5 to No. 14. The proposing shareholders (261 shareholders) held 404 shares in total.

<Opinions of the Board of Directors on the Agenda Items proposed by the shareholders are described after Agenda Item No. 6 for Agenda Items No. 5 and No. 6, after each item for Agenda Items No. 7 through No. 12, and after Agenda Item No. 14 for Agenda Items No. 13 and No. 14.>

Agenda Item No. 5: Partial amendment to the Articles of Incorporation (1)

1. Content of Agenda
   (Expansion of authority of the general meeting of shareholders by the Articles of Incorporation)

It is proposed that Article 16-2 be added to Chapter III, General Meeting of Shareholders, of the Articles of Incorporation.

Article 16-2 General meeting of shareholders may, in addition to the matters prescribed by the Business Corporation Law, resolve the matters relating to the safety, environmental and labor policies of the Company.

2. Reasons for Proposal

Last year, there was a suspension of service on the Keihin-Tohoku line on the day of the Company's ordinary general meeting of shareholders which lasted for four hours. In addition, there is concern that recent excessive outsourcing is causing safety problems in railway track maintenance, etc. Moreover, in April 2008 there was a transportation disruption extended over many hours on the Chuo line due to a fire in a substation. Safety issues are the basis of the Company's credibility. Environmental issues are an important subject with international concerns, and the railways are viewed as an environment-friendly means of transportation. With regard to labor issues, a book entitled "*Mangrove - The Truth of JR East Taken Over by Terrorists*" written by Kensuke Nishioka was published in June 2007 which pointed out the Company's unusual labor policies. On July 17, 2007, several members of East Japan Railway Worker's Union were found guilty and convicted of forcing members who contacted another labor union to leave the union and retire from the Company (Urawa Train Section Case). In September 2007, the Tokyo District Court upheld the order of the Labor Relations Commission acknowledging unfair labor practices against Mito Dourou Union. As the Company's unusual labor policies have been pointed out in this way, this is something we must address considering the Company's reputation.

We hereby propose to expand the authority of the general meeting of shareholders so that these important items may be resolved at the general meeting of shareholders.

Agenda Item No. 6: Remedy of labor policies

1. Content of Agenda
(Maintenance of impartiality as employer and clearance of unusual labor-management relationship at the time of privatization)

Based on the amendment to the Articles of Incorporation proposed in Agenda Item No. 5, we propose the following.

(1) In order to remedy the unusual labor policy pointed out by "*Mangrove*" and the judgment over the "Urawa Train Section Case" referred to in Agenda Item No. 5, the Company admits that there are multiple labor unions within the Company and strictly maintains impartiality towards each union as required for the employer under labor laws.

(2) As the "unusual labor policy" relating to the Company has roots in the division and privatization of Japanese National Railways 21 years ago, the Company will address the issue of "discharge of 1,047 employee" at division and privatization by (i) having the discharged persons employed by the Company or its affiliates and (ii) paying the appropriate amount of settlement money as proposed in Agenda Item No. 13, as the Company inherited material and personnel assets from the Japanese National Railways.

2. Reasons for Proposal

A book "*Mangrove - The Truth of JR East Taken Over by Terrorists*" written by Kensuke Nishioka was published in June 2007. The Company has not taken any legal action against this. The judgment in the Urawa Train Section Case recognized that the Company refused requests for transfer from employees who were forced to leave the union/retire from the company, stating that "the Company treats East Japan Railway Worker's Union as its core union". These events lead us to believe that there is an "unusual labor policy" within the Company. It has deep roots in distorted labor-management relationship from the time of the division and privatization of Japanese National Railways 21 years ago, and needs to be promptly remedied in order to earn society's confidence.

Based on the assumption that Agenda Item No. 5 will be approved, in order to remedy unusual labor policies, we hereby propose this Agenda Item in the belief that the Company should implement fair labor policies by the strict observance of impartiality required by the Labor Union Law, take ethical responsibility to resolve the issue concerning discharge of 1,047 employees, which is a negative legacy of the reform of Japanese National Railways, and reform the company management to make it fair and honest.

Opinion of the Board of Directors on Agenda Items No. 5 and No. 6

The Board of Directors opposes to both items.

The Company duly conducts its business operations in compliance with laws and regulations. Moreover, the proposed agenda items request the general meeting of shareholders to be enabled to resolve matters concerning the execution of business and to resolve safety, environmental and labor policies. However, as decisions on matters concerning the execution of business including these policies are to be entrusted to the board of directors, we do not believe that these provisions should be added to the Articles of Incorporation.

Additionally, with respect to Agenda Item No. 5, the Company has placed prime importance on ensuring transport safety and is working on various projects. With respect to the environmental issues, the Company has been making various voluntary and continuous efforts as a corporate social responsibility. Moreover, the Company has put every effort into building mutual trust between employees and management through sincere and frank discussions, with the belief that a sound and stable labor-management relationship is the basis for the Company's progress, based on reflection on the anomalous labor-management relationship at JNR. The Company will continue to resolve labor-management issues itself within the Company in a peaceful way at management conferences and collective bargaining sessions. Therefore, we do not believe that this provision should be added to the Articles of Incorporation.

As for Agenda Item No. 6, with respect to the so-called "refusal to hire employees" at the time of division and privatization of JNR, the Supreme Court handed down its final decision in December 2003 which found that the Company's argument regarding interpretation of Article 23 of the Law concerning Reform of Japanese National Railways, which has been the principal controversy, was legitimate.

Agenda Item No. 7: Partial amendment to the Articles of Incorporation (2)

1. Content of Agenda
(Disclosure of individual director's remunerations to shareholders)

It is proposed that Article 16-3 be added to Chapter III, General Meeting of Shareholders, of the Articles of Incorporation.

Article 16-3 With respect to the remuneration paid to individual directors, the top five directors' individual remuneration amounts shall be disclosed by being listed in the business report of the convocation notice for the general meeting of shareholders for each fiscal year.

2. Reasons for Proposal

Although the same request has been made every year at the general meeting of shareholders, the Company has only disclosed the total amount of remuneration paid to directors. In the United States, the Securities and Exchange Commission requires companies to disclose (i) a summary table of remuneration to directors and (ii) a list of individual amounts of annual and long-term remuneration to the CEO and other top four directors, etc.

In Japan, Konika Minolta Holdings, Inc. disclosed the remuneration amount by person and category in its annual securities report, and at Sony Corporation's ordinary general meeting of shareholders held last year, a shareholders' proposal to similar effect received a near majority vote (2,907,638 approving vote vs. 3,640,609 dissenting vote), which represents an increasing demand for individual disclosure.

The Company, as a leading Japanese railway transport company, should promote management transparency by clarifying the link between business results and directors' remuneration, as well as the link between directors' individual contributions and individual remuneration amounts. We propose the above in the belief that it will improve the Company's social reputation as a public transport operator and increase its corporate value.

Opinion of the Board of Directors on Agenda Item No. 7

The Board of Directors opposes this item.

The maximum monthly remuneration to Directors was proposed and approved at the 6th Ordinary General Meeting of Shareholders held on June 29, 1993, and specific bonuses to Directors is proposed in Agenda Item No. 4 for approval at this General Meeting of Shareholders. The retirement benefit scheme for Directors and Corporate Auditors was abolished at the conclusion of the 17th Ordinary General Meeting of Shareholders held on June 23, 2004, and it was approved at the same meeting that appropriate retirement benefits be paid in accordance with the Company's regulations to the Directors reappointed at that meeting. Moreover, the amount of remuneration, etc. paid to Directors is described in the Business Report in accordance with laws and regulations. These methods are legal and appropriate in light of laws and regulations as well as Japanese business practice.

The Board of Directors believes that it is important and sufficient to disclose the total amount of remuneration, etc. paid to Directors as management costs, and therefore it is not necessary to add this provision to the Articles of Incorporation.

Agenda Item No. 8: Partial amendment to the Articles of Incorporation (3)

1. Content of Agenda
   (Requirement for appointment of outside Directors)

It is proposed that new Paragraph 2 be added to Article 20, Chapter IV, Directors and Board of Directors, of the Articles of Incorporation.

> 2. At least 20 percent of the Directors referred to in the previous paragraph need to be outside Directors.

2. Reasons for Proposal

Business Corporation Law provides for appointment of outside directors and requires companies to reinforce monitoring by outside parties and establish compliance. As the Company is a railway operator, its lifeline is the customer's trust based on safety and security. If the Company loses such trust, its existence as a public transport operator will be threatened.

Meanwhile, the Company experienced an increased number of significant transport problems, including a suspension of service on the Keihin-Tohoku line which lasted for four hours on the day of the Company's ordinary general meeting of shareholders and a recent transportation disruption extended over many hours on the Chuo line due to a fire in a substation. With respect to the "unusual labor policy", the same issue was raised at the ordinary general meeting shareholders held last year, and the management replied that they were duly carrying out their duties in accordance with laws and regulations. However, the court decision pointed out the Company's unfair labor practices and the facts which had lead to a criminal case. To maintain security and establish a system to restore the trust of customers, daily observance of the current management by an outside party is necessary, so that labor policies may be normalized from the viewpoint of outside parties.

Opinion of the Board of Directors on Agenda Item No. 8

The Board of Directors opposes this item.

The Company recognizes the importance of the role of outside Directors, and currently has two outside Directors on its board with objectives such as reinforcing supervision of its management. These directors fulfill their roles by, for example, speaking on the Company's management agenda at the meeting of the Board of Directors. The appropriate number of outside Directors may vary from time to time according to the business environment and other factors, so it is appropriate for the Board of Directors to recommend most suitable number of outside Directors candidates under specific circumstances, and this number should not be restricted by the Articles of Incorporation. Therefore, we do not believe that this provision should be added to the Articles of Incorporation.

Agenda Item No. 9: Partial amendment to the Articles of Incorporation (4)

1. Content of Agenda

It is proposed that new Paragraphs 3 and 4 be added to Article 25 (Principal Executive Advisers and Advisers, etc.) of the Articles of Incorporation.

> 3. When the Company appoints Principal Executive Advisers and Advisers an advance or after-the-fact report shall be made, and must be resolved, at the general meeting of shareholders.
>
> 4. Remuneration to Principal Executive Advisers and Advisers, etc. must be resolved at the general meeting of shareholders as remuneration to persons of similar importance to directors.

2. Reasons for Proposal

The provisions of the current Article 25 concerning Principal Executive Advisers, Advisers and Consultants allows retired Directors and outside parties to be involved in corporate management. This is inappropriate in compliance terms because their legal authority and responsibility are ambiguous and their remuneration is not under the supervision of the general meeting of shareholders. Last year, it was proposed to delete the current Article 25 as such Principal Executive Advisers, Advisers and Consultants should be elected as Directors if necessary, but such proposal was rejected.

Therefore, we hereby propose that appointment of and remuneration to Principal Executive Advisers, Advisors and Consultants require the approval of the general meeting of shareholders in the same way as Directors, so that they will not be appointed simply due to close relationships with existing Directors and receive indulgent remuneration, which deviate from the intent of the Business Corporation Law.

Opinion of the Board of Directors on Agenda Item No. 9

The Board of Directors opposes this item.

The role of the Principal Executive Advisers of the Company is to respond to the inquiries from the President on the basic management policy, while the Advisers respond to inquiries on the general business of the Company and the Consultants respond to inquiries on specific business matters.

As the Company's business environment is changing on a daily basis, we believe that it is most appropriate to appoint Principal Executive Advisors, Advisers and Consultants by resolution of the Board of Directors as per current practice, so that inquiries from the President may be immediately responded to by the appropriate experts.

We also believe that the amount of remuneration to Principal Executive Advisors, Advisers and Consultants is appropriate under current social standards, and need not be approved at the general meeting of shareholders.

Therefore, we do not believe that its is necessary to add such provision in the Articles of Incorporation.

Agenda Item No. 10: Dismissal of Directors

1. Content of Agenda

It is proposed to dismiss following five Directors who are responsible for inappropriate response to "*Mangrove*" written by Kensuke Nishioka and continuing unusual labor policies such as unfair labor practices pointed out in the judgment over Urawa Train Section Case and Mito Dourou Union Case, which impairs the Company's social credibility.

1. Mutsutake Otsuka (Chairman and Director)
2. Satoshi Seino (President and CEO)
3. Tetsuro Tomita (Executive Director)
4. Yuji Fukasawa (Director)
5. Kazuyuki Kogure (Executive Director)

2. Reasons for Proposal

The above five Directors, as highest executives of the Company (Chairman and President) and Directors responsible for labor, personnel and general affairs, are responsible for the continuance of the unusual labor-management relationships pointed out in "*Mangrove*" written by Kensuke Nishioka and the judgment in the Urawa Train Section Case and unfair labor practices pointed out by the judgment in the Mito Dourou Union Case, and failed to perform their duties by allowing the Company's reputation and credibility to be undermined, which is considered to be a breach of the duty of care of a good manager. Moreover, at the general meeting of shareholders held last year they stated that they were duly carrying out their duties in accordance with laws and regulations and have not been willing to remedy the "unusual labor policy" which has even been recognized in a judicial decision.

Accordingly, we hereby propose to dismiss the above five Directors.

Opinion of the Board of Directors on Agenda Item No. 10

The Board of Directors opposes this item.

We believe that the Directors Messrs. Mutsutake Otsuka, Satoshi Seino, Tetsuro Tomita, Yuji Fukasawa and Kazuyuki Kogure have distinguished personality and insight, and in managing the Company are working with sincerity for the Company's progress. They are undoubtedly suitable as Directors, and it is unfair to propose their dismissal.

Agenda Item No. 11: Election of Directors

1. Content of Agenda
(Election of Directors)

It is proposed that the following persons be elected as Directors.

1. Hisayoshi Serizawa (April 18, 1931)

March 1954 Graduated School of Law I, Waseda University
April 1979 Professor, Kochi Junior College (Social Policy and Sociology)
Oct 1981 to Sept 1984 Dean of Students
Oct 1984 to March 1993 Deputy President
March 1998 Age-limit retirement
(Professor Emeritus, Kochi Junior College)
April 2000 Visiting Researcher, The Ohara Institute for Social Research, Hosei University (continuing to the present)

Membership: Japan Labor Law Association, Society for the Study of Social Policy, The Institute of Politics and Economics (Head of Labor Issue Research Office)

Number of the Company's shares owned: None

2. Fusao Shimoyama (May 16, 1933)

March 1956 Graduated Faculty of Economics, The University of Tokyo
Nov 1979 Doctor of Business Administration, Meiji University
June 1967 to March 1987 Teacher, Associate Professor and Professor at Faculty of Economics, Yokohama National University
April 1987 to March 1997 Teacher's Office and Professor at Faculty of Economics, Kyushu University
April 1994 to March 1997 Teacher, Graduate School of Social and Cultural Studies, Kyushu University
April 1997 Professor Emeritus, Kyushu University

April 1998 to March 2000 President, Shimonoseki City University
Nov 1998 Professor Emeritus, Qingdao University (continuing to the present)

Number of the Company's shares owned: None

3. Makoto Sataka (January 19, 1945)

March 1967 Graduated Faculty of Law, Keio University
High school teacher
Editor in chief of economic magazine
Critical writer
Sept 2005 President, K.K. Kin'yobi (continuing to the present)

Number of the Company's shares owned: None

4. Hisakatsu Nihei (March 23, 1945)

March 1963 Graduated Sukagawa High School, Fukushima
1964 Entered Origin Electric Co., Ltd.
Secretary General and Chairman of Origin Electric Labor Union (currently Advisor)
April 2002 Chairman, Union for Joint Struggle against JNR (continuing to the present)

Number of the Company's shares owned: 1

5. Yoshinori Takahashi (January 2, 1944)

April 1962 Entered Japanese National Railways
Oct 1991 Executive Chairman, National Railway Workers' Union, Tokyo Headquarters
Aug 1997 Executive Chairman, National Railway Workers' Union, Central Headquarters
April 2002 Advisor, Union for Joint Struggle against JNR (continuing to the present)

Number of the Company's shares owned: None

(Note) The above description lists all information provided by the proposing shareholders.

2. Reasons for Proposal

We hereby propose the above five persons as candidates for Directors.

These persons are appropriate as "outside Directors" proposed in Agenda Item No. 8 to observe the management from outside of the Company.

Opinion of the Board of Directors on Agenda Item No. 11

The Board of Directors opposes this item.

With respect to the election of Directors, we believe that the appointment of the candidates for Directors proposed in Agenda Item No. 3 is most appropriate and sufficient. Therefore, we do not believe that the proposed five candidates should be elected as Directors.

Agenda Item No. 12 Reduction of remunerations to Directors and Corporate Auditors

1. Content of Agenda

It is proposed that remunerations to Directors and Corporate Auditors be reduced by 10 percent.

2. Reasons for Proposal

Total amounts of bonuses to Directors and Corporate Auditors were 220,200,000 yen for fiscal 2004, 242,950,000 yen for fiscal 2005 and 243,130,000 yen for fiscal 2006 (amount less than 10,000 yen rounded down), increasing year by year. This is contrary to the strict wage controls imposed on the Company's employees and the Company's policy to enhance retained earnings, and it also adds to the widening gap in income in Japanese society.

Also, as pointed out in Agenda Items 5 and 6, the current Board of Directors have breached the duty of care of a good manager and its supervisory duties by leaving the socially criticized labor issues unresolved. This is sufficient reason for the 10 percent reduction in their remuneration.

Opinion of the Board of Directors on Agenda Item No. 12

The Board of Directors opposes this item.

We believe that each of the current Directors and Corporate Auditors has distinguished personality and insight, and in managing the Company is working with sincerity for the Company's progress, and it is not necessary to reduce their remunerations as proposed.

Agenda Item No. 13 Proposal for appropriation of retained earnings (1)

1. Content of Agenda

It is proposed that retained earnings for general reserve be appropriated as follows.

(1) Item and amount of retained earnings to be reduced

Retained earnings carried forward: 30 billion yen

(2) Item and amount of retained earnings to be increased

Reserve for return of 1,047 discharged employees of JNRSC to the original workplace — 30 billion yen

2. Reasons for Proposal

When Japanese National Railways was divided and privatized, 1,047 members of the labor union who opposed this were not employed by the JR companies resulting from the division and privatization. Each of the JR companies originated from Japanese National Railways, inherited its material and personnel assets, and is an economic successor to Japanese National Railways. East Japan Railway Company should, as the largest company following the division and privatization, take an initiative to resolve the issue concerning the discharge of the 1,047 employees, which is a negative legacy of the reform of Japanese National Railways and is a humanitarian problem remaining 21 years after the reform that must be addressed. Therefore, we hereby request to establish the above reserve as the settlement money necessary for resolving this issue.

Agenda Item No. 14 Proposal for appropriation of retained earnings (2)

1. Content of Agenda

It is proposed that retained earnings for general reserve be appropriated as follows.

(1) Item and amount of retained earnings to be reduced

Retained earnings carried forward: — 20 billion yen

(2) Item and amount of retained earnings to be increased

Reserve for merger of local lines — 20 billion yen

2. Reasons for Proposal

When Japanese National Railways was divided and privatized, many of the local lines and conventional lines parallel to the Shinkansen became part of the semi-public sector. Most of these local lines have experienced deterioration of profit and financial condition, and are thus endangered. As railways are more energy-efficient than automobiles and are friendly to seniors, children and the environment alike, we hereby propose to establish the above reserve in order to merge these local lines as soon as possible and maintain sound and sustainable management.

Opinion of the Board of Directors on Agenda Items No. 13 and No. 14

The Board of Directors opposes both items.

We believe that the proposed reserve for return of 1,047 discharged employees of JNRSC to the original workplace and reserve for merger of local lines will not contribute to the improvement of the Company's shareholder value in light of the Company's capital policy, and therefore it is not necessary to establish these reserves.

With respect to the so-called "refusal to hire employees" at the time of division and privatization of JNR, the Supreme Court handed down its final decision in December 2003. This held that the Company's argument regarding interpretation of Article 23 of the Law concerning Reform of Japanese National Railways, which was the principal controversy, was legitimate.

END